As filed with the Securities and Exchange Commission on December 8, 2016

Registration No. 333-[            ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL J. BLODNICK

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN BART E. BARTHOLDT Miller Nash Graham & Dunn LLP Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 777-7506 Facsimile: (206) 340-9599	RICHARD SCHABERG Hogan Lovells US LLP Columbia Square 555 13th Street, N.W. Washington, D.C. 20004 Telephone: (202) 637-5671 Facsimile: (202) 637-5910

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $0.01 Par Value	1,425,000	N/A	$48,366,675	$5,605.70

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc. (“Glacier”) upon consummation of the merger described herein.
(2)	Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rules 457(f) and 457(c) under the Securities Act of 1933, the proposed maximum offering price of $48,366,675 is computed by subtracting $17,252,000 (the estimated cash to be paid by Glacier) from $65,618,672 (the market value of TFB common stock) which is calculated by multiplying (A) $28.00 (which is the average of the high and low prices of the last sale reported in the consolidated reporting system of the OTC Pink for TFB common stock on December 6, 2016) times (B) 2,343,524 (the maximum number of shares of TFB common stock expected to be exchanged, including shares reserved for issuance under equity plans, for the common stock being registered).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT	PROSPECTUS OF
OF TFB BANCORP, INC.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear TFB Bancorp Shareholders:

As you may know, the boards of directors of TFB Bancorp, Inc. (“TFB”) and Glacier Bancorp, Inc. (“Glacier”) have each approved a merger of TFB with and into Glacier, subject to approval of TFB shareholders and appropriate bank regulators. Immediately following the merger, TFB’s subsidiary The Foothills Bank (“Foothills Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”).

Under the terms of the Plan and Agreement of Merger, dated November 15, 2016, each outstanding share of TFB common stock will be exchanged for a “unit” comprised of 0.607387 shares of Glacier common stock and $7.36152 in cash, subject to certain adjustments.

The stock portion of each unit is subject to certain adjustments in the event that the average closing price for Glacier common stock prior to closing, calculated in accordance with the merger agreement, is less than $22.62 (or less than $24.04 if Glacier’s stock price has underperformed the KBW Regional Banking Index by more than 10%), or more than $32.52, in order to avoid termination of the merger agreement.

The cash portion of each unit is subject to adjustment depending on TFB’s capital prior to the closing of the merger, calculated in accordance with the merger agreement. If TFB’s capital is less than the minimum required, which is $35,160,000 as of the date hereof (subject to specified adjustments), the cash portion of each unit will be reduced on a pro rata basis. If TFB’s capital prior to closing of the merger is in excess of the minimum, the cash portion of the merger consideration will be increased by the pro rata amount of such excess, or alternatively, TFB may in its discretion declare and pay a special dividend to its shareholders in the amount of such excess.

For purposes of illustration only, as of December [    ], 2016, TFB’s closing capital would have been $[        ] and the minimum closing capital requirement would have been $35,160,000, resulting in an increase in the aggregate cash merger consideration or the special dividend of approximately $[        ].

Assuming for purposes of illustration only that the stock and cash portion of each unit remain unchanged, you will receive consideration with an estimated current value of $[        ], consisting of a combination of $7.36152 in cash and Glacier common stock valued at $[        ], for each of your shares of TFB common stock. This valuation is based on the $[        ] closing price of Glacier common stock on December [    ], 2016, as quoted on the NASDAQ Global Select Market. TFB common stock is quoted on the over-the-counter market via the OTC Pink marketplace (“OTC Pink”) but is not actively traded. According to the OTC Pink, the most recent transaction in TFB common stock occurring prior to the announcement of the proposed merger was [            ], 2016 at a price of $[                ] per share.

Assuming the exchange of all outstanding TFB common stock for stock and cash in accordance with the merger agreement, TFB shareholders will own approximately [    ]% of Glacier’s outstanding common stock following the merger.

TFB will hold a special shareholders’ meeting to vote on the merger agreement. The special meeting of the shareholders of TFB will be held on Thursday, January 26, 2017, at 5:00 p.m. Mountain Time, at 11689 S. Foothills Blvd., Yuma, Arizona 85367. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

The board of directors of TFB has unanimously recommended that you vote FOR approval of the merger agreement.

William Savory
Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or TFB and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated December [    ], 2016 and is first being mailed to

TFB shareholders on or about December [    ], 2016.

TFB BANCORP, INC.

11689 S. Foothills Blvd.

Yuma, Arizona 85367

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JANUARY 26, 2017

TO THE SHAREHOLDERS OF TFB BANCORP, INC.:

A special meeting of shareholders of TFB Bancorp, Inc. (“TFB”) will be held on Thursday, January 26, 2017, at 5:00 p.m. Mountain Time, at 11689 S. Foothills Blvd., Yuma, Arizona 85367. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of November 15, 2016, among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, TFB and The Foothills Bank (“Foothills Bank”), under the terms of which TFB will merge with and into Glacier and Foothills Bank will merge with and into Glacier Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve one or more adjournments of the TFB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of TFB common stock at the close of business on December 14, 2016, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of TFB’s outstanding common stock is required for approval of the merger agreement. TFB’s directors and certain related shareholders have signed agreements to vote their shares in favor of the merger agreement. Such persons are entitled to vote [                ] shares (which number excludes unvested restricted shares and all vested and unvested stock options) representing approximately [    ]% of all outstanding shares of TFB common stock. As of December 14, 2016, there were [                ] shares of TFB common stock outstanding.

TFB shareholders have the right to dissent from the merger and obtain payment of the fair value of their shares of TFB common stock under applicable provisions of Arizona law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of TFB has determined that the merger agreement is fair to and in the best interests of TFB and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement. In that regard, the board of directors of TFB considered a number of factors, as discussed in “Reasons for the Merger – TFB” beginning on Page 23, and such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that TFB shareholders vote in favor of the merger agreement.

You will receive instructions on how to exchange your shares of TFB common stock for the merger consideration promptly after the closing of the merger.

By Order of the Board of Directors,

Danelle Thomsen, Secretary

Yuma, Arizona

December [    ], 2016

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that were previously filed with the SEC that are not included in or delivered with this document. See “Documents Incorporated by Reference” elsewhere in this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to TFB shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of TFB for its special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

You can obtain the documents that are incorporated by reference into this proxy statement/prospectus through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: LeeAnn Wardinsky, Corporate Secretary

Telephone: (406) 751-4703

Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You will not be charged for the documents that you request. If you would like to request documents, please do so by January 12, 2017 in order to receive them before the TFB special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of TFB Bancorp, Inc. (“TFB”) common stock with respect to the proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless TFB receives the affirmative vote of the holders of at least a majority of the outstanding shares of TFB’s common stock. TFB is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. Information about the special meeting is contained in this document. See “TFB Special Shareholders Meeting.”

This document is both a proxy statement of TFB and a prospectus of Glacier. It is a proxy statement because the board of directors of TFB (the “TFB Board”) is soliciting proxies from TFB shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of TFB common stock as part of the consideration to be paid in the merger.

What will TFB shareholders receive in the merger?

Under the terms of the merger agreement, each share of TFB common stock will be exchanged for a “unit” comprised of 0.607387 shares of Glacier stock and $7.36152 in cash. Both the stock portion and the cash portion of each unit are subject to the adjustments described below. Assuming the exchange of all outstanding TFB common stock for stock and cash in accordance with the merger agreement, TFB shareholders will own approximately [    ]% of Glacier’s outstanding common stock following the merger.

The stock portion of each unit may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than prices specified in the merger agreement immediately prior to the closing of the merger, in order to avoid termination of the merger agreement.

The cash portion of each unit will be subject to adjustment depending on the “TFB Closing Capital,” as defined in the merger agreement, immediately prior to the closing of the merger. If the TFB Closing Capital is less than $35,160,000, subject to certain adjustments, the cash portion of each unit will be reduced on a pro rata basis by the amount of such deficiency.

If the TFB Closing Capital is greater than $35,160,000, subject to certain adjustments, the cash portion of the per-share merger consideration will be increased by the amount of such excess or alternatively, TFB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

On December [    ], 2016, the closing price of Glacier’s common stock was $[                ] per share. If the “average closing price” (determined over a 20 trading day period prior to the closing of the merger, calculated 10 days prior to the closing) of Glacier’s common stock exceeds $32.52, Glacier may terminate the merger agreement, unless TFB elects to accept a reduction on a per-share basis in the number of shares of Glacier common stock to be issued in the merger. Conversely, if the “average closing price” is (i) below $24.04 but not less than $22.62 and the price of Glacier common stock has underperformed KBW Regional Banking Index by more than 10%, or (ii) below $22.62, TFB may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued or cash to be paid in the merger. See “The Merger – Termination of the Merger Agreement.”

By voting to approve the merger agreement, TFB shareholders will give the TFB Board the authority to elect to cause TFB to accept a reduction in the number of shares of Glacier common stock to be issued in the merger, if the Glacier average closing price exceeds $32.52 as described above. See “The Merger – Termination of the Merger Agreement.”

What will I receive in the merger?

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the “average closing price” for Glacier common stock is $[        ] (which was the closing price for Glacier common stock on December [    ], 2016), each share of TFB common stock would be exchanged for consideration with a total value equal to $[        ], consisting of $7.36152 in cash and 0.607387 shares of Glacier common stock valued based on the “average closing price” above. See “The Merger – Merger Consideration.”

When will the merger occur?

We presently expect to complete the merger during the first quarter of 2017. The merger will occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the shares of TFB common stock, after the merger has received regulatory approvals and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement. If the merger does not occur for any reason by May 31, 2017, either Glacier or TFB may unilaterally terminate the merger agreement.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, American Stock Transfer & Trust Company, LLC, to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

Yes. The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When and where will the special meeting take place?

TFB will hold a special meeting of its shareholders on Thursday, January 26, 2017, at 5:00 p/m/ Mountain Time, at 11689 S. Foothills Blvd., Yuma, Arizona 85367.

Who may vote at the special meeting?

The TFB Board has set December 14, 2016 as the record date for the special meeting. If you were the owner of TFB common stock at the close of business on December 14, 2016, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of TFB’s outstanding common stock. As described in this proxy statement, the directors and certain related shareholders of TFB have agreed to vote the shares they are entitled to vote in favor of the merger agreement. Such persons are entitled to vote [                ] shares of TFB common stock (which number excludes unvested restricted shares and all vested and unvested stock options), representing approximately [    ]% of all outstanding shares of TFB common stock. See “TFB Special Shareholders’ Meeting” and “The Merger – Voting Agreements.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the TFB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved if the votes cast in favor of the proposal exceed the votes against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of shares so represented may adjourn the special meeting.

How do I vote?

If you were a shareholder of record on December 14, 2016, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by telephone, over the internet, or by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by telephone or internet (at no cost to you) as indicated on the proxy card. Telephone and internet voting are available 24 hours per day. Have your proxy card in hand. You will be prompted to vote using the control number provided on your proxy card. If you vote by telephone or internet, there is no need to return the proxy card.

You may cast your vote by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

Can I change my vote after I have voted by telephone or internet or have mailed my signed proxy card?

Yes. If your shares of TFB common stock are held in your own name, you may change your vote as follows:

If you vote by telephone or internet, you may change your vote until the telephone or internet polls close. The final vote is the one that will count.

If you fill out and submit the proxy card, you may change your vote at any time before the vote is conducted at the special meeting by:

•	sending a written notice to the Secretary of TFB (at TFB Bancorp, Inc., ATTN: Secretary, 11687 S. Foothills Blvd., Yuma, Arizona 85367) stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	completing and submitting a later-dated proxy card; or

•	attending the meeting and voting in person. If you intend to vote in person and your shares of TFB common stock are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to TFB’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your shares of TFB common stock, at the special meeting of shareholders, your shares of TFB common stock will be voted “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments of the special meeting.

How does the TFB board of directors recommend that I vote?

The TFB Board recommends that TFB shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of TFB common stock can be voted at TFB’s special meeting of shareholders.

If my shares are held in “street name” by a broker, bank or other nominee, will my broker or nominee vote my shares for me?

No. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to TFB or by voting in person at the shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks and other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from you as the beneficial owner. If you are a TFB shareholder who owns shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the proposal to approve the merger agreement, which will have the same effect as a vote “AGAINST” the proposal.

Should I send in my common stock certificates now?

No. Please do not send your TFB common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your TFB common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the TFB Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and TFB expect to report the merger of TFB with and into Glacier as a tax-free reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code). In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges the shareholder’s shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock(including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in the shareholder’s shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

Do I have dissenters’ rights?

Yes. TFB shareholders are entitled to dissenters’ rights under Sections 10-1301 to 10-1331 of the Arizona Business Corporation Act. If you do not vote in favor of the merger agreement and take certain other actions required by Arizona law to exercise these rights, you will be entitled to have your shares of TFB common stock purchased at “fair value,” as determined in accordance with Arizona law. Please read the section entitled “The Merger – Dissenter’s Rights” for additional information.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

TFB Bancorp, Inc.

11689 S. Foothills Blvd.

Yuma, Arizona 85367

ATTN: Secretary

Tel. No. (928) 305-0905

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and TFB

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier is a regional bank holding company providing a full range of commercial banking services in 88 communities in Montana, Idaho, Wyoming, Colorado, Utah and Washington, operating through 13 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of September 30, 2016, Glacier had total assets of approximately $9.3 billion, total net loans receivable of approximately $5.5 billion, total deposits of approximately $7.3 billion and approximately $1.1 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2015 and quarterly report on Form 10-Q for the quarter ended September 30, 2016. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2015, and Glacier’s proxy statement for its 2016 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

TFB Bancorp, Inc.

11689 S. Foothills Blvd.

Yuma, Arizona 85367

(928) 305-0905

TFB, headquartered in Yuma, Arizona, is an Arizona corporation formed in 2013 for the purpose of acquiring the stock of Foothills Bank and becoming the holding company for Foothills Bank. TFB has no substantial operations separate or apart from Foothills Bank. Foothills Bank is an Arizona state-chartered bank which commenced operations in 1997 and is headquartered in Yuma, Arizona. In addition to its principal office, Foothills Bank maintains three branch offices in Yuma, Pinal and Yavapai Counties in Arizona, a loan production office in Prescott, Arizona, and an operations center in Yuma, Arizona formerly used as a branch office.

As of September 30, 2016, TFB had total assets of approximately $316 million, gross loans receivable of approximately $257 million, total deposits of approximately $265 million and approximately $42 million in shareholders’ equity.

For additional information, see “Information Concerning TFB” below.

The Merger

The merger agreement provides for the merger of TFB with and into Glacier, and immediately thereafter, the merger of Foothills Bank with and into Glacier Bank. In the merger, your shares of TFB common stock, if you do not dissent, will be exchanged for the right to receive a combination of shares of Glacier common stock and cash. Assuming the exchange of all outstanding TFB common stock for stock and cash in accordance with the merger agreement, TFB shareholders will own approximately [    ]% of Glacier’s outstanding common stock following the merger. After the merger, you will no longer own shares of TFB. For additional information, see the discussion under the heading “The Merger” below.

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of TFB common stock outstanding as of the date of the closing of the merger. Each outstanding share of TFB will be exchanged for a “unit” comprised of Glacier common stock and cash, as follows:

•	Stock Portion: 0.607387 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $32.52, Glacier may elect to terminate the merger agreement, unless TFB elects to accept a decrease in the number of Glacier shares to be issued on a per-share basis, in order to avoid termination of the merger agreement. Conversely, if the average closing price is (i) below $24.04 but not less than $22.62 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%, or (ii) below $22.62, TFB may elect to terminate the merger agreement, unless Glacier elects to increase the number of shares to be issued or amount of cash to be paid on a per-share basis, in order to avoid termination of the merger agreement. Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares” below.

•

Cash Portion: $7.36152 in cash, subject to adjustment as follows: If “TFB Closing Capital” as determined in accordance with the merger agreement is less than the minimum required, which is $35,160,000 as of the date hereof (subject to adjustment), the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficit. If “TFB Closing Capital” is in excess of the minimum, the cash portion of the merger consideration will be increased by the pro rata amount of such excess, or alternatively, TFB may in its discretion declare and pay a special dividend in the amount of such excess. “TFB Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to TFB’s capital stock, surplus and retained earnings, calculated in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, and calculated in the same manner in which TFB’s consolidated tangible equity capital at March 31, 2016 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in TFB’s balance sheet. TFB’s Closing Capital is subject to downward adjustment if transaction related expenses exceed certain thresholds described in the merger agreement.

The threshold of TFB Closing Capital is subject to adjustments relating to transaction-related expenses and capital attributable to the exercise of outstanding TFB stock options, if any. See “The Merger – Merger Consideration – Cash Portion of Merger Consideration” below.

The actual amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your shares of TFB common stock, if you do not dissent, will not be determined until shortly before the closing of the merger. See “The Merger – Merger Consideration.”

Recommendation of TFB Board of Directors

The TFB Board unanimously recommends that holders of TFB common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of TFB’s reasons for the merger and the recommendations of the TFB Board, see “Background of and Reasons for the Merger – Recommendation of the TFB Board of Directors.”

Opinion of TFB’s Financial Advisor

In connection with the merger, TFB’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated November 15, 2016, to the TFB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of TFB common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the TFB board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of TFB to engage in the merger or enter into the merger agreement or constitute a recommendation to the TFB board of directors in connection with the merger, and it does not constitute a recommendation to any holder of TFB common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of TFB’s Financial Advisor.”

Interests of TFB Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the TFB Board that TFB’s shareholders approve the merger agreement, you should be aware that certain members of TFB management have interests in the merger that are different from, or in addition to, their interests as TFB shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by directors of TFB; employment agreements entered by certain Foothills Bank executive officers, rights to certain payments upon the closing of the merger as reflected in a closing payments agreement between Ms. Mary Lynn D. Lenz, President and CEO of Foothills Bank and TFB, and TFB, and provisions in the merger agreement relating to indemnification of TFB directors. For a description of the interests of TFB’s directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The TFB Board was aware of these interests and took them into account in its decision to approve the merger agreement.

TFB Shareholders Dissenters’ Rights

Under Arizona law, TFB shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of TFB common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Arizona statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters rights, see “The Merger – Dissenters’ Rights.”

Regulatory Matters

Each of Glacier and TFB has agreed to use its reasonable best efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval from the Federal Deposit Insurance Corporation, the Commissioner of the Montana Division of Banking and Financial Institutions and the Arizona Division of Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and TFB expect to complete the merger during the first quarter of 2017. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor TFB can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or TFB may terminate the merger agreement either before or after the TFB special meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Termination Fees

If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $400,000. See “The Merger – Termination Fees.”

Break-Up Fee

The merger agreement provides that TFB must pay Glacier a break-up fee of $2,500,000 if the merger agreement is terminated (i) by Glacier if the TFB Board fails to recommend approval of the merger agreement by TFB’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the TFB Board due to its determination that an acquisition proposal received by TFB constitutes a “superior proposal,” as defined in the merger agreement, which is acted upon by

TFB, or (iii) by Glacier because an acquisition event with respect to TFB has occurred. In addition, a break-up fee of $2,500,000 will be due if (1) Glacier terminates the merger agreement due to a failure of TFB’s shareholders to approve the merger agreement following a third party proposal to engage in, or enter into an agreement with respect to, an acquisition event, and (2) prior to one year after such termination, TFB or Foothills Bank enters into an agreement, or publicly announces its intention to engage in an acquisition event or within 12 months such an acquisition event will have occurred.

TFB agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire TFB. See “The Merger – Break-up Fee.”

TFB Shareholders’ Rights After the Merger

The rights of TFB shareholders are governed by Arizona law, as well as by TFB’s amended and restated articles of incorporation (“TFB’s articles”) and amended and restated bylaws (“TFB’s bylaws”). After completion of the merger, the rights of the former TFB shareholders receiving Glacier common stock in the merger will be governed by Montana law and by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to TFB’s articles and TFB’s bylaws, there are some substantive and procedural differences that will affect the rights of TFB shareholders. See “Comparison of Certain Rights of Holders of Glacier and TFB Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares (subject to adjustment) and the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the TFB special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that TFB shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or TFB. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each share of TFB common stock in the merger may be decreased or increased, as the case may be, if the average trading price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average trading price is greater than $32.52 and Glacier elects to terminate the merger agreement, the TFB Board would make the decision, without resoliciting the vote of TFB shareholders, whether or not to elect to accept a decrease on a per-share basis in the number of Glacier shares to be issued in the merger, to avoid such termination. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits TFB’s ability to pursue other transactions and provides for the payment of a break-up fee if TFB does so.

While the merger agreement is in effect, subject to very narrow exceptions, TFB and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits TFB’s ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction. If TFB receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, TFB will be required to pay a $2,500,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Under certain conditions, the merger agreement requires TFB to pay a termination fee.

Under certain circumstances (generally involving TFB’s breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require TFB to pay a termination fee of $400,000. See “The Merger – Termination Fees.”

Combining our two companies may be more challenging, costly or time-consuming than we expect.

Glacier and TFB have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed a number of mergers in the recent past, it is possible that the integration of TFB into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of TFB or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of TFB.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably estimated the likely costs of integrating the operations of TFB into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Glacier has provisions in its articles of incorporation that could impede a takeover of Glacier.

Glacier’s articles contain provisions providing for, among other things, preferred stock and super majority shareholder approval of certain business combinations. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Glacier without the approval of Glacier’s board of directors, they may have that effect. Such provisions may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and TFB Common Stock” for a description of Glacier’s potential takeover provisions.

After the merger is completed, TFB shareholders will become GBCI shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, TFB shareholders will become GBCI shareholders. Differences in TFB’s articles and TFB’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of TFB shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and TFB Common Stock.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by a Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and subsequent Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and TFB’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to risk factors described above, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

•	Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Glacier and TFB operate;

•	TFB’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; and

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or TFB or any person acting on behalf of Glacier or TFB are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor TFB undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011. The consolidated financial data of and for the nine months ended September 30, 2016 and 2015 are derived from unaudited condensed consolidated financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Glacier’s management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data at or for those dates. The results of operation for the nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2016. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015	At or for the Fiscal Years Ended December 31
			2015	2014	2013	2012	2011
			Dollars in thousands, except per-share data
Summary of Operations:
Interest income	$256,394	$236,470	$319,681	$299,919	$263,576	$253,757	$280,109
Interest expense	22,417	22,060	29,275	26,966	28,758	35,714	44,494

Net interest income	233,977	214,410	290,406	272,953	234,818	218,043	235,615
Provision for loan losses	1,194	1,873	2,284	1,912	6,887	21,525	64,500

Net interest income after provision for loan losses	232,783	212,537	288,122	271,041	227,931	196,518	171,115
Noninterest income	79,304	74,294	98,761	90,302	93,047	91,496	78,199

Noninterest expenses(1)	191,997	174,554	236,757	212,679	195,317	193,421	191,965

Pre-tax net income(1)	120,090	112,277	150,126	148,664	125,661	94,593	57,349
Taxes(1)	30,000	25,658	33,999	35,909	30,017	19,077	7,265

Net income(1)	$90,090	$86,619	$116,127	$112,755	$95,644	$75,516	$50,084

Basic earnings per share(1)	$1.18	$1.15	$1.54	$1.51	$1.31	$1.05	$0.70

Diluted earnings per share(1)	$1.18	$1.15	$1.54	$1.51	$1.31	$1.05	$0.70
Cash dividends per share	$0.60	$0.56	$1.05	$0.98	$0.60	$0.53	$0.52
Statement of Financial Conditions:
Total assets	$9,316,875	$9,089,232	$9,089,232	$8,306,507	$7,884,350	$7,747,440	$7,187,906
Net loans receivable	5,463,428	4,948,984	4,948,984	4,358,342	3,932,487	3,266,571	3,328,619
Total deposits	7,309,319	6,945,008	6,945,008	6,345,212	5,579,967	5,364,461	4,821,213
Total borrowings	744,988	949,995	949,995	827,067	1,287,525	1,421,971	1,462,959
Shareholder’s equity	1,147,779	1,076,650	1,076,650	1,028,047	963,250	900,949	850,227
Book value per share	$15.00	$14.23	$14.15	$13.70	$12.95	$12.52	$11.82

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015	At or for the Fiscal Years Ended December 31
			2015	2014	2013	2012	2011
			Dollars in thousands, except per-share data
Key Operating Ratios:
Return on average assets(1)	1.32%	1.37%	1.36%	1.42%	1.23%	1.01%	0.72%
Return on average equity(1)	10.77%	10.90%	10.84%	11.11%	10.22%	8.54%	5.78%
Average equity to average assets	12.27%	12.57%	12.52%	12.81%	11.99%	11.84%	12.39%
Net interest margin (tax equivalent)	4.02%	3.99%	4.00%	3.98%	3.48%	3.37%	3.89%
Non-performing over subsidiary assets	0.84%	0.97%	0.88%	1.08%	1.39%	1.87%	2.92%
Dividend payout ratio(1)	50.85%	48.70%	68.18%	64.90%	45.80%	50.48%	74.29%

(1)	Excludes 2011 goodwill impairment charge of $32.6 million ($40.2 million pre-tax). For additional information on the goodwill impairment charge see “Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

In addition to the results presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the table above contains certain non-GAAP financial measures. Glacier believes that providing these non-GAAP financial measures provides investors with information useful in understanding Glacier’s financial performance, performance trends, and financial position. While Glacier uses these non-GAAP measures in its analysis of Glacier’s performance, this information should not be considered an alternative to measurements required by GAAP.

	Year ended December 31, 2011
(Dollars in thousands, except per-share data)	GAAP	Goodwill Impairment Charge, Net of Tax	Non-GAAP
Non-interest expense	$232,124	$(40,159)	$191,965
Income before income taxes	$17,190	$40,159	$57,349
Income tax expense	$(281)	$7,546	$7,265
Net income	$17,471	$32,613	$50,084
Basic earnings per share	$0.24	$0.46	$0.70
Diluted earnings per share	$0.24	$0.46	$0.70
Return on average assets	0.25%	0.47%	0.72%
Return on average equity	2.04%	3.74%	5.78%
Dividend payout ratio	216.67%	(142.38)%	74.29%

The reconciling item between the GAAP and non-GAAP financial measures was the third quarter of 2011 goodwill impairment charge (net of tax) of $32.6 million.

•	The goodwill impairment charge was $40.2 million with a tax benefit of $7.6 million which resulted in a goodwill impairment charge (net of tax) of $32.6 million. The tax benefit applied only to the $19.4 million of goodwill associated with taxable acquisitions and was determined based on Glacier’s marginal income tax rate of 38.9%.

•	The basic and diluted earnings per share reconciling items were determined based on the goodwill impairment charge (net of tax) divided by the weighted average diluted shares of 71,915,073.

•	The goodwill impairment charge (net of tax) was included in determining earnings for both the GAAP return on average assets and GAAP return on average equity. The average assets used in the GAAP and non-GAAP return on average assets ratios were $6.9 billion and $6.9 billion, respectively, for the year ended December 31, 2011. The average equity used in the GAAP and non-GAAP return on average equity ratios were $858 million and $866 million, respectively, for the year ended December 31, 2011.

•	The dividend payout ratio is calculated by dividing dividends declared per share by basic earnings per share. The non-GAAP dividend payout ratio uses the non-GAAP basic earnings per share for calculating the ratio.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low unadjusted closing sale prices for Glacier common stock as reported on The NASDAQ Global Select Market; and

•	cash dividends declared per share on Glacier common stock.

	High			Low			Cash Dividends Declared

2012
First quarter		$15.50			$12.43		$0.13
Second quarter		$15.46			$13.66		$0.13
Third quarter		$16.17			$14.93		$0.13
Fourth quarter		$15.53			$13.43		$0.14

2013
First quarter		$18.98			$15.19		$0.14
Second quarter		$22.43			$17.44		$0.15
Third quarter		$25.05			$22.59		$0.15
Fourth quarter		$30.87			$24.23		$0.16

2014
First quarter		$30.27			$25.35		$0.16
Second quarter		$29.55			$24.88		$0.17
Third quarter		$28.93			$25.86		$0.17
Fourth quarter		$29.57			$24.74		$0.48

2015
First quarter		$27.47			$22.27		$0.18
Second quarter		$30.08			$24.76		$0.19
Third quarter		$29.88			$24.33		$0.19
Fourth quarter		$29.69			$25.74		$0.49

2016
First quarter		$26.34			$22.19		$0.20
Second quarter		$27.68			$24.31		$0.20
Third quarter		$29.99			$25.49		$0.20
Fourth quarter (through December [ ])	$	[ .	]	$	[ .	]	$0.20

At September 30, 2016, the 76,525,402 outstanding shares of Glacier common stock were held by approximately 1,632 holders of record.

TFB Common Stock

TFB common stock is quoted on the OTC Pink under the symbol “TBBN.” The following table sets forth for the periods indicated:

•	the high and low unadjusted closing sale prices for TFB common stock as reported on the OTC Pink 5-year weekly stock chart; and

•	cash distributions paid per share on TFB common stock.

	High			Low			Cash Distributions Paid

2015
Second quarter (1)		N/A			N/A		$0.09
Third quarter		$14.00			$14.00
Fourth quarter		$15.00			$14.00

2016
First quarter		$15.00			$14.51
Second quarter		$16.20			$14.75		$0.10
Third quarter		$16.75			$16.00
Fourth quarter (through December [ ])	$	[ .	]	$	[ .	]

(1)	The effective date of TBBN’s listing on the OTC Pink was July 30, 2015.

At September 30, 2016, the 2,311,349 outstanding shares of TFB common stock (which includes unvested restricted shares) were held by approximately 307 holders of record.

TFB SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The TFB special meeting of shareholders will be held on Thursday, January 26, 2017, at 5:00 p.m. Mountain Time, at 11689 S. Foothills Blvd., Yuma, Arizona 85367.

As described below under “Vote Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of TFB’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting.

Purpose

At the special meeting, TFB shareholders will:

•	Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of November 15, 2016, among Glacier, Glacier Bank, TFB and Foothills Bank, under the terms of which TFB will merge with and into Glacier and Foothills Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The TFB Board has fixed 5:00 p.m. Mountain Time on December 14, 2016 as the record date for determining the holders of shares of TFB common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately [                ] holders of record and [                ] shares of TFB common stock issued and outstanding. The number of TFB shares of common stock issued and outstanding includes [                ] shares of unvested restricted stock which do not have voting rights. Holders of record of TFB common stock (except for unvested restricted shares) on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights” and Appendix B.

TFB’s directors and certain related shareholders have agreed to vote all shares of TFB common stock they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. A total of [                ] shares of TFB common stock (which number excludes unvested restricted shares and all vested and unvested stock options), representing approximately [                ]% of all outstanding shares of TFB common stock, are covered by the voting agreements. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreements.”

Vote Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of TFB’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of TFB common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether or not the merger agreement is approved by the holders of TFB common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

The proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement, will be approved if the votes cast in favor of the proposal exceed the votes against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger agreement, for the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of TFB;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

TFB is soliciting the proxy for the special meeting on behalf of the TFB Board. TFB will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, TFB may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. TFB does not expect to pay any compensation for the solicitation of proxies. However, TFB will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of TFB common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of TFB common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

Beneficial Owner. Shares held in street name may be voted in person by you only if you bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the record date.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

From time to time over the past several years, the board of directors of TFB discussed and considered strategic alternatives to enhance shareholder value and achieve future shareholder liquidity. With the assistance of TFB’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), the board of directors of TFB identified Glacier, among other entities, as a potential future merger partner in view of Glacier’s successful track record with other acquisitions, its emphasis on locally managed community banking, its historical pursuit of similar sized banks as TFB, and its strong financial performance.

In June of 2016, TFB directed KBW to contact parties that would possibly have an interest in a potential transaction with TFB. At TFB’s direction, KBW contacted four parties, including Glacier, and TFB entered into a non-disclosure agreement with three of the parties. The parties other than Glacier that were contacted will be defined as Party B, Party C and Party D. Party B did not sign a confidentiality agreement as it was not interested in exploring a potential transaction with TFB after hearing about the opportunity on a no-names basis. Parties C and D signed confidentiality agreements but neither submitted an indication of interest.

On June 24, 2016, Glacier and its advisors were granted access to a virtual dataroom that contained non-public financial and operational information.

On June 27, 2016, Michael J. Blodnick, President and CEO of Glacier, Mary Lynn D. Lenz, President and CEO of TFB, as well as representatives from KBW, met in San Francisco, California to become acquainted and to discuss each organization’s approach to community banking. After the meeting, the parties committed to continue to explore a potential transaction.

On July 12, 2016, representatives from Glacier, Glacier’s financial advisor D.A. Davidson & Co. (“Davidson”), TFB and KBW held a telephonic meeting to discuss the TFB documents that had been uploaded into the virtual dataroom. Through July 18, 2016, TFB provided Glacier with supplemental information regarding the financial aspects of its business, its markets and its operations.

On July 18, 2016, Davidson, on behalf of Glacier, delivered a nonbinding term sheet setting forth the proposed terms of the merger, including the principal financial terms. Between July 18 and August 5, 2016, the parties, with the assistance of their respective legal counsel and financial advisors, negotiated several aspects of the term sheet, both financial and non-financial, and on August 5, 2016, TFB delivered a signed term sheet back to Glacier.

Between August 5 and November 15, 2016, Glacier and TFB conducted appropriate due diligence and, with the assistance of their respective legal counsel and financial advisors, negotiated the merger agreement and related ancillary agreements. Glacier’s due diligence review included an extensive loan due diligence review conducted by DLS Consulting and supported by Glacier’s Chief Credit Officer. Randy Chesler, Glacier Bank’s President, along with a representative from Davidson, was accompanied on a diligence trip by Ms. Lenz to review the branches of TFB and the markets it operates in on August 24 and 25, 2016. Mr. Chesler, along with a representative from Davidson, met with Ms. Lenz and other representatives of TFB management in Yuma, Arizona to discuss the transaction.

On September 29, 2016, Davidson made a presentation to the Glacier board of directors to discuss the potential transaction, the pro forma financial impact to Glacier, and the markets in which TFB operates.

On November 15, 2016, the board of directors of TFB, together with TFB’s legal counsel and representatives of KBW, met to consider the merger agreement. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the TFB board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of TFB common stock. Among other matters considered, the board of directors of TFB reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by TFB shareholders, the price and historical performance of Glacier common stock, current market conditions including comparable bank merger and acquisition transactions, and the implications of the merger to TFB’s employees, customers, and communities. After due consideration of these and other matters, the board of directors of TFB approved entering into the merger agreement.

On October 26 and November 15, 2016, the board of directors of Glacier, together with its legal counsel and representatives of Davidson, met to consider approval of the merger agreement. Davidson presented updated pro forma financial analyses and Glacier’s legal counsel presented a review of the key terms of the merger agreement and related ancillary agreements. Among other matters discussed, the board of directors and Glacier’s advisors discussed the results of due diligence reviews, the terms of the merger agreement and related ancillary agreements, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. After due consideration of these and other matters, the board of directors of Glacier approved the merger agreement on November 15, 2016.

Later in the day on November 15, 2016, the parties executed the merger agreement and related ancillary agreements. After the close of business on November 15, 2016, the parties issued a joint press release announcing the merger.

Reasons For The Merger – TFB

At the board meeting held on November 15, 2016, the TFB board of directors determined that the terms of the merger agreement were in the best interests of TFB and its shareholders. In the course of reaching the decision to approve the merger agreement, the TFB board of directors evaluated the merger and the merger agreement in consultation with the management of TFB and TFB’s financial advisor and legal counsel. In reaching its determination, the TFB board of directors considered a number of factors. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that TFB shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by TFB shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of TFB;

•	the likely impact of the merger on the employees and customers of TFB;

•	the future employment opportunities for the existing employees of TFB;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•	the opinion, dated November 15, 2016, of KBW to the TFB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of TFB common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of TFB’s Financial Advisor”;

•	the expectation that TFB shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market, whereas TFB’s stock is illiquid;

•	the provisions in the merger agreement that provide for the ability of the TFB board of directors to respond to an unsolicited acquisition proposal that the board of directors determines in good faith is a superior proposal as defined in the merger agreement;

•	the provisions of the merger agreement that provide for the ability of the TFB board of directors to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if TFB has entered into a letter of intent or other agreement with respect to a superior proposal; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The TFB board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•	that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock, and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the aggregate merger consideration to be received by TFB shareholders at the time of completion of the merger subject to the adjustment procedures described under “The Merger —Termination of the Merger Agreement”;

•	that TFB shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	the possible disruption to TFB’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of TFB’s business; and

•	the restrictions contained in the merger agreement on the operation of TFB’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of TFB contained in the merger agreement.

The foregoing discussion of the reasons that led the TFB board of directors to approve the merger agreement and recommend that TFB’s shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for the board of directors’ decision. In reaching its determination to approve and recommend the transaction, the TFB board of directors based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above, the TFB board of directors unanimously approved the merger agreement and the merger with Glacier as being in the best interests of TFB and its shareholders.

Opinion of TFB’s Financial Advisor

TFB engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to TFB, including an opinion to the TFB board of directors as to the fairness, from a financial point of view, to the holders of TFB common stock of the merger consideration to be received by such shareholders in the proposed merger of TFB with and into Glacier. TFB selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the TFB board held on November 15, 2016, at which the TFB board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the TFB board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of TFB common stock. The TFB board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the TFB board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of TFB common stock. It did not address the underlying business decision of TFB to engage in the merger or enter into the merger agreement or constitute a recommendation to the TFB board in connection with the merger, and it does not constitute a recommendation to any holder of TFB common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of TFB and Glacier and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated November 8, 2016 (the most recent draft then made available to KBW);

•	the audited financial statements for the three fiscal years ended December 31, 2015 of TFB;

•	the unaudited quarterly financial statements for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of TFB;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Glacier;

•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Glacier;

•	certain regulatory filings of TFB, Foothills Bank, Glacier and Glacier Bank, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2015, the quarter ended March 31, 2016, the semi-annual period and quarter ended June 30, 2016 and the quarter ended September 30, 2016;

•	certain other interim reports and other communications of TFB and Glacier to their respective shareholders; and

•	other financial information concerning the businesses and operations of TFB and Glacier that was furnished to KBW by TFB and Glacier or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of TFB and Glacier;

•	the assets and liabilities of TFB and Glacier;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for TFB and Glacier with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of TFB that were prepared by, and provided to KBW and discussed with KBW by, TFB management and that were used and relied upon by KBW at the direction of such management and with the consent of the TFB board;

•	publicly available consensus “street estimates” of Glacier for 2016 through 2018, as well as assumed long-term Glacier growth rates provided to KBW by Glacier management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of TFB management and with the consent of the TFB board; and

•	estimates regarding certain pro forma financial effects of the merger on Glacier (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, the management of Glacier, and used and relied upon by KBW based on such discussions, at the direction of TFB management and with the consent of the TFB board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of TFB and Glacier regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by or on behalf of TFB, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with TFB.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of TFB as to the reasonableness and achievability of the financial and operating forecasts and projections of TFB (and the assumptions and bases therefor) that were prepared by, and provided to KBW and discussed with KBW by, such management and KBW assumed that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of TFB, upon Glacier management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Glacier (and the assumed Glacier long term growth rates provided to KBW by such management) referred to above, as well as the estimates regarding certain pro forma financial effects of the merger on Glacier (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) referred to above, and KBW assumed that all such information was reasonably prepared on bases reflecting, or in the case of the Glacier “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Glacier management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of TFB and Glacier that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Glacier referred to above that KBW was directed to use, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of TFB and Glacier and with the consent of the TFB board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either TFB or Glacier since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with TFB’s consent, that the aggregate allowances for loan and lease losses for TFB and Glacier are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of TFB or Glacier, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of TFB or Glacier under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transactions (including the bank subsidiary merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW referred to above) with no adjustments to the merger consideration (other than as reflected in its analyses) and no additional payments in respect of the TFB common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction (including the subsidiary bank merger) and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction (including the subsidiary bank merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of TFB, Glacier or the pro forma entity, or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of TFB that TFB relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to TFB, Glacier, the merger and any related transaction (including the subsidiary bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of TFB common stock of the merger consideration to be received by such holders in the merger. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger), including without limitation, the form or structure of the merger (including the form of the merger consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the merger or any related transaction to TFB, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of TFB to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by TFB or the TFB board;

•	the fairness of the amount or nature of any compensation to any of TFB’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of TFB common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of TFB (other than the holders of TFB common stock, solely with respect to the merger consideration as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Glacier or any other party to any transaction contemplated by the merger agreement;

•	whether Glacier has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the per share cash consideration to the holders of TFB common stock at the closing of the merger;

•	whether TFB will have the ability to pay any special dividend to holders of TFB common stock in accordance with the merger agreement, or the merits of any such dividend payment (including relative to any alternatives that may be available to TFB);

•	the actual value of Glacier common stock to be issued in the merger;

•	the prices, trading range or volume at which Glacier common stock would trade following the public announcement of the merger or the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to TFB, Glacier, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, TFB and Glacier. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the TFB board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the TFB board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between TFB and Glacier and the decision of TFB to enter into the merger agreement was solely that of the TFB board.

The following is a summary of the material financial analyses presented by KBW to the TFB board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the TFB board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below includes information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied value of the merger consideration of $27.11 per share of TFB common stock, consisting of the sum of (i) the implied value of the stock consideration based on the closing price of Glacier common stock on November 14, 2016 (which stock consideration was adjusted to 0.595844 of a share of Glacier common stock to reflect an implied collar adjustment based on the closing price of Glacier common stock on November 14, 2016), and (ii) the cash consideration.

TFB Comparable Companies Analyses. Using publicly available information, KBW compared the financial performance, financial condition and market performance of TFB to 21 selected U.S. banks which were publicly traded and headquartered in Arizona or California and which had total assets between $250 million and $650 million and core return on average assets greater than 75 basis points. Savings banks and thrifts, ethnic-focused banks and targets of publicly announced merger transactions were excluded from the selected companies.

The selected companies were as follows:

AltaPacific Bancorp	Pinnacle Bank
American Riviera Bank	Private Bancorp of America, Inc.
Bank of Southern California, NA	Redwood Capital Bancorp
Capital Bank	River Valley Community Bank
CBBC Bancorp	Santa Cruz County Bank
CommerceWest Bank	Seacoast Commerce Banc Holdings
Communities First Financial Corporation	State Bank Corp.
Mission Bancorp	Summit State Bank
Mission Valley Bancorp	Suncrest Bank
Pacific Commerce Bancorp	Valley Republic Bancorp
PBB Bancorp

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of latest 12 months (“LTM”) information, through, the most recent completed quarter (“MRQ”) available (which in the case of TFB was the fiscal quarter ended September 30, 2016) and market price information as of November 14, 2016. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in TFB’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of TFB and the selected companies:

		Selected Companies
	TFB	25th Percentile	Average	Median	75th Percentile
MRQ Core Return on Average Assets (1)	1.09%	0.85%	0.99%	0.96%	1.10%
MRQ Core Return on Average Equity (1)	8.35%	8.06%	10.05%	9.59%	11.15%
MRQ Core Return on Average Tangible Common Equity (1)	9.47%	8.96%	10.38%	9.59%	11.85%
MRQ Net Interest Margin	4.49%	3.94%	4.15%	4.18%	4.33%
MRQ Fee Income / Revenue Ratio (2)	8.8%	7.6%	13.2%	11.8%	15.5%
MRQ Noninterest Expense / Average Assets	2.98%	3.04%	2.81%	2.54%	2.46%
MRQ Efficiency Ratio	63.9%	64.9%	61.1%	59.7%	56.9%

(1)	Core Income excludes non-recurring items, gains/losses on sale of securities, reversal in DTA valuation allowance and release in ALLL. Assumes a 35% tax rate.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of TFB and the selected companies:

		Selected Companies
	TFB	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets	11.90%	8.62%	9.62%	9.10%	10.41%
Leverage Ratio	11.57%	9.03%	10.23%	9.51%	10.98%
Tier 1 Capital Ratio	12.90%	11.08%	13.21%	12.49%	14.71%
Total Capital Ratio	14.04%	12.28%	14.28%	13.55%	15.90%
Loans / Deposits	97.1%	89.9%	81.9%	82.0%	74.3%
Loan Loss Reserve / Gross Loans	1.21%	1.39%	1.23%	1.25%	0.93%
Nonperforming Assets / Total Assets	1.61%	0.30%	0.42%	0.15%	0.03%
Nonperforming Assets / Loans + OREO	1.98%	0.41%	0.66%	0.21%	0.04%
Net Charge-offs / Average Loans	(0.42%)	0.00%	0.21%	(0.00%)	(0.03%)

In addition, KBW’s analysis showed the following concerning the market performance of TFB and the selected companies:

			Selected Companies
	TFB		25th Percentile		Average		Median		75th Percentile
One-Year Stock Price Change	13.1%		5.4%		11.0%		7.1%		15.5%
One-Year Total Return	13.8%		5.4%		11.5%		7.1%		16.2%
YTD Stock Price Change	9.3%		4.2%		6.6%		7.5%		11.0%
Stock Price / Book Value per Share	0.91	x	1.03	x	1.16	x	1.07	x	1.18	x
Stock Price / Tangible Book Value per Share	1.03	x	1.09	x	1.20	x	1.14	x	1.21	x
Stock Price / LTM EPS	10.4	x	11.1	x	13.1	x	12.9	x	14.7	x
Dividend Yield	0.6%		0.0%		0.4%		0.0%		0.0%
LTM Dividend Payout	6.4%		0.0%		4.6%		0.0%		0.0%

No company used as a comparison in the above selected companies analysis is identical to TFB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Glacier Comparable Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Glacier to 16 selected U.S. banks which were traded on NASDAQ, the New York Stock Exchange or the New York Stock Exchange Market and which had total assets between $5.0 billion and $20.0 billion and core return on average assets greater than 125 basis points. Savings banks and thrifts, ethnic-focused banks and targets of publicly announced merger transactions were excluded from the selected companies.

The selected companies were as follows:

Ameris Bancorp	Hilltop Holdings Inc.
Banc of California, Inc.	Home BancShares, Inc.
Bank of the Ozarks, Inc.	LegacyTexas Financial Group, Inc.
CenterState Banks, Inc.	ServisFirst Bancshares, Inc.
Eagle Bancorp, Inc.	Simmons First National Corporation
First Busey Corporation	South State Corporation
First Financial Bankshares, Inc.	TowneBank
Great Western Bancorp, Inc.	Western Alliance Bancorporation

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of LTM information, through, the most recent completed quarter available (which in the case of Glacier was the fiscal quarter ended September 30, 2016) and market price information as of November 14, 2016. KBW also used 2016 and 2017 EPS estimates taken from consensus “street estimates” for Glacier and the selected companies. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Glacier’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Glacier and the selected companies:

		Selected Companies
	Glacier	25th Percentile	Average	Median	75th Percentile
MRQ Core Return on Average Assets (1)	1.41%	1.29%	1.50%	1.39%	1.67%
MRQ Core Return on Average Equity (1)	11.36%	11.20%	12.74%	12.23%	13.72%
MRQ Core Return on Average Tangible Common Equity (1)	13.17%	13.99%	16.49%	15.09%	17.29%
MRQ Net Interest Margin	4.00%	3.65%	4.00%	4.02%	4.14%
MRQ Fee Income / Revenue Ratio (2)	26.8%	13.9%	27.2%	26.7%	33.9%
MRQ Noninterest Expense / Average Assets	2.77%	3.32%	3.10%	2.60%	1.94%
MRQ Efficiency Ratio	55.8%	61.8%	52.4%	51.6%	42.4%

(1)	Core Income excludes non-recurring items, gains/losses on sale of securities, reversal in DTA valuation allowance and release in ALLL. Assumes a 35% tax rate.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Glacier and the selected companies:

		Selected Companies
	Glacier	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets	10.79%	8.43%	9.34%	9.06%	10.26%
Leverage Ratio	12.16%	9.23%	10.28%	9.96%	10.73%
Tier 1 Capital Ratio	15.63%	11.06%	12.44%	11.79%	12.72%
Total Capital Ratio	16.89%	12.18%	13.62%	12.70%	14.97%
Loans / Deposits	76.6%	94.8%	89.9%	90.7%	84.1%
Loan Loss Reserve / Gross Loans	2.34%	1.03%	0.82%	0.76%	0.64%
Nonperforming Assets / Total Assets	1.37%	0.81%	0.75%	0.59%	0.46%
Nonperforming Assets / Loans + OREO	2.24%	1.13%	1.05%	0.90%	0.62%
Net Charge-offs / Average Loans	0.03%	0.20%	0.15%	0.10%	0.03%

In addition, KBW’s analysis showed the following concerning the market performance of Glacier and the selected companies:

			Selected Companies
	Glacier		25th Percentile		Average		Median		75th Percentile
One-Year Stock Price Change	18.4%		10.4%		21.4%		25.0%		32.3%
One-Year Total Return	22.2%		11.7%		22.9%		26.7%		34.0%
YTD Stock Price Change	25.0%		16.7%		26.1%		26.1%		37.4%
Stock Price / Book Value per Share	2.21	x	1.65	x	2.07	x	1.92	x	2.36	x
Stock Price / Tangible Book Value per Share	2.57	x	2.40	x	2.67	x	2.62	x	2.97	x
Stock Price / LTM EPS	21.1	x	18.8	x	20.5	x	20.1	x	21.5	x
Stock Price / 2016e EPS	20.9	x	17.2	x	18.7	x	18.2	x	19.9	x
Stock Price / 2017e EPS	19.2	x	15.4	x	17.0	x	16.5	x	18.3	x
Dividend Yield	2.4%		0.5%		1.2%		1.4%		1.6%
LTM Dividend Payout	69.4%		12.0%		23.2%		26.6%		30.1%

No company used as a comparison in the above selected companies analysis is identical to Glacier. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Comparable M&A Transactions Analysis. KBW reviewed publicly available information related to 10 selected whole bank and thrift transactions announced since January 1, 2011 with acquired companies headquartered in the Western Region (defined as Alaska, Arizona, California, Colorado, Hawaii, Idaho, New Mexico, Nevada, Montana, Oregon, Utah, Washington and Wyoming) and which had assets between $250 million and $650 million, LTM return on average assets greater than 50 basis points and nonperforming assets to total assets between 50 and 200 basis points. Terminated transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company

CVB Financial Corp.	Valley Commerce Bancorp
RBB Bancorp	TFC Holding Company
Heartland Financial USA, Inc.	Premier Valley Bank
Pacific Continential Corporation	Capital Pacific Bancorp
Pacific Premier Bancorp, Inc.	Independence Bank
SKBHC Holdings LLC	Greater Sacramento Bancorp
Bank of Marin Bancorp	NorCal Community Bancorp
Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.
Umpqua Holdings Corporation	Circle Bancorp
PacWest Bancorp	American Perspective Bank

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements:

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•	Price per common share to book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total common equity);

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Total transaction consideration to deposits of the acquired company; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the seven selected transactions in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium) and as a premium to the average closing price of the acquired company for the one-month period ending one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-month market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $27.11 per share of TFB common stock and, including TFB’s special dividend as of September 30, 2016, $27.90 per share of TFB common stock and using historical financial information for TFB as of September 30, 2016 and for the twelve month period ended September 30, 2016 and market price information of TFB as of November 14, 2016.

The results of the analysis are set forth in the following table:

	Glacier / TFB				Selected Transactions
	$27.11 Per Share		$27.90 Per Share (1)		25th Percentile		Average		Median		75th Percentile
Transaction Value / LTM earnings	17.2	x	17.7	x	11.8	x	15.6	x	15.6	x	20.3	x
Transaction Value / Tangible Book Value	1.69	x	1.83	x	1.34	x	1.47	x	1.47	x	1.59	x
Transaction Value / Deposits	23.8%		24.4%		14.6%		17.0%		16.4%		20.4%
Core Deposit Premium	10.5%		12.0%		5.0%		7.3%		7.4%		9.1%
One-Day Market Premium	65.3%		70.1%		10.0%		30.5%		26.0%		44.0%
One-Month Market Premium	66.3%		71.2%		15.6%		35.1%		29.7%		51.2%

(1)	Includes TFB’s special dividend payment of $1.8 million or $0.79 per share as of 9/30/2016.

No company or transaction used as a comparison in the above selected transaction analysis is identical to TFB or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Glacier and TFB to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and net income data for Glacier and TFB as of September 30, 2016 or for the year-to-date period ended September 30, 2016, (ii) publicly available 2016, 2017 and 2018 EPS consensus “street estimates” for Glacier, and (iii) financial forecasts and projections of TFB provided by TFB management. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Glacier and TFB shareholders in the combined company based on the implied collar-adjusted stock consideration of 0.595844 shares of Glacier common stock provided for in the merger agreement (reflecting a 73% stock / 27% cash implied merger consideration mix) and also based on a hypothetical exchange ratio assuming 100% stock consideration in the proposed merger for illustrative purposes:

	Glacier	TFB
	as a % of Total	as a % of Total
Ownership
73% Stock / 27% Cash	98.2%	1.8%
100% stock	97.6%	2.4%

Balance Sheet
Total Assets	96.7%	3.3%
Gross Loans	95.7%	4.3%
Total Deposits	96.5%	3.5%
Tangible Common Equity	96.4%	3.6%
Tangible Common Equity (incl. payment of special dividend) (1)	96.6%	3.4%

Income Statement
YTD Core Net Income to Common (2)	97.4%	2.6%
2016e Core Net Income to Common (2)	97.7%	2.3%
2017e Net Income to Common	97.7%	2.3%
2018e Net Income to Common	97.5%	2.5%

(1)	Includes TFB’s special dividend payment of $1.8 million or $0.79 per share as of 9/30/2016.
(2)	Core Income excludes non-recurring items, gains/losses on sale of securities, reversal in DTA valuation allowance and release in ALLL. Assumes 35% tax rate.

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Glacier and TFB. Using closing balance sheet estimates as of March 31, 2017 for Glacier based on publicly available consensus “street estimates,” closing balance sheet estimates as of March 31, 2017 for TFB provided by TFB management, publicly available 2016 and 2017 EPS consensus “street estimates” for Glacier, an assumed long-term earnings growth rate provided by Glacier management, financial and operating forecasts and projections of TFB provided by TFB management and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Glacier management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Glacier. This analysis indicated the merger could be accretive to Glacier’s estimated post-closing 2017 EPS, estimated 2018 EPS and estimated 2019 EPS and dilutive to Glacier’s estimated tangible book value per share as of March 31, 2017. Furthermore, the analysis indicated that each of Glacier’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio and Total Risk-Based Capital Ratio as of March 31, 2017 could be lower. For all of the above analysis, the actual results achieved by Glacier following the merger may vary from the projected results, and the variations may be material.

TFB Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of TFB to estimate a range for the implied equity value of TFB. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of TFB provided by TFB management, and assumed discount rates ranging from 14.0% to 18.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that TFB could generate over the five-year period from 2017 to 2021 as a standalone company, and (ii) the present value of TFB’s implied terminal value at the end of such period. KBW assumed that TFB would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of TFB, KBW applied a range of 11.0x to 15.0x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values per share of TFB common stock of $19.73 to $27.52.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values of TFB.

Miscellaneous. KBW acted as financial advisor to TFB and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, including pursuant to existing sales and trading relationships between certain KBW affiliates and Glacier, KBW and its affiliates may from time to time purchase securities from, and sell securities to, TFB and Glacier and, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of TFB and Glacier for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, TFB agreed to pay KBW a cash fee equal to 1.25% of the aggregate merger consideration, which is contingent upon the closing of the merger, as well as a separate fee of $125,000, which became payable to KBW with the rendering of its opinion. TFB also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with this present engagement, during the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to TFB. During the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Glacier. KBW may in the future provide investment banking and financial advisory services to TFB or Glacier and receive compensation for such services.

Recommendation of the TFB Board of Directors

The TFB Board has unanimously concluded that the proposed merger as described in the merger agreement is in the best interest of TFB and its shareholders. After carefully considering the proposed merger, the TFB Board unanimously recommends that the shareholders of TFB vote “FOR” the approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of TFB with and into Glacier, and immediately thereafter the merger of Foothills Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary. Following the merger, Foothills Bank will operate under the name and as “The Foothills Bank, a division of Glacier Bank.”

In the merger, TFB shareholders will receive a combination of Glacier common stock and cash for their TFB common stock, as described below. See “– Merger Consideration.”

While Glacier and TFB believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of TFB common stock will be converted into the right to receive a “unit” comprised of Glacier common stock and cash, as follows:

Stock Portion of Merger Consideration

0.607387 Glacier shares, subject to adjustment as follows: If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $32.52, Glacier may elect to terminate the merger agreement, unless TFB elects to accept a decrease in the per-share number of Glacier shares to be issued in the merger. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the per-share number of Glacier shares to be issued in the merger.

Conversely, if the average closing price is (i) below $24.04 but not less than $22.62 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%, or (ii) is below $22.62, TFB may elect to terminate the merger agreement, unless Glacier elects to increase the per-share number of Glacier shares to be issued.

Assuming that the average closing price of Glacier common stock is $[        ] (which was the per-share closing price of Glacier common stock on December [    ], 2016), TFB shareholders would receive [                ] shares of Glacier common stock for each share of TFB common stock. However, Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares.”

Cash Portion of Merger Consideration

$7.36152 in cash, subject to adjustment as follows: If the “TFB Closing Capital” is less than $35,160,000, which is expected to be the “Closing Capital Requirement” (as defined below), the cash portion of each unit will be reduced on a pro rata basis based on the amount of such deficit.

If TFB Closing Capital exceeds the Closing Capital Requirement, the cash portion of the merger consideration will be increased the amount of such excess, or alternatively, TFB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

“TFB Closing Capital” is specifically defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to TFB’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which TFB’s consolidated tangible equity capital at March 31, 2016 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on TFB’s balance sheet.

The TFB Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by TFB, as determined and agreed upon between TFB and Glacier in accordance with the merger agreement (the “Final Transaction-Related Expenses”). To the extent the Final Transaction-Related Expenses exceed specified amounts in particular agreed categories of expenses, the amount of such excess expenses, on an after-tax basis, will be reflected as a pro-forma adjustment to the TFB Closing Capital, reducing the amount of the TFB Closing Capital.

Assuming for purposes of illustration only that (i) there is no reduction of the cash portion of the merger consideration, and (ii) the average closing price of Glacier common stock immediately prior to the closing of the merger is $[        ] (which was the closing price for Glacier common stock on December [    ], 2016), each share of TFB common stock would receive consideration with a value equal to $[        ], consisting of $7.36152 in cash and 0.607387 shares of Glacier common stock.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of TFB common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act and the Arizona Business Corporation Act, which is expected to occur on the date of closing. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the first quarter of 2017. Either Glacier or TFB may terminate the merger agreement if the effective date does not occur on or before May 31, 2017.

Letter of Transmittal

Promptly following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of TFB common stock. This mailing will contain instructions on how to surrender TFB common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each TFB stock certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the portion of the merger consideration payable with respect to such certificate. TFB shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of TFB common stock for (i) evidence of issuance in book entry form, or upon the request of the holder, stock certificates, representing Glacier common stock in payment of the stock portion of the merger consideration; (ii) a check, or at the election of the TFB shareholder, a wire transfer (but only if the amount of cash included in such shareholder’s merger consideration exceeds $100,000) in payment of the cash portion of the merger consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for TFB common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides Glacier with (i) satisfactory evidence that the holder owns the TFB common stock and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require.

Voting Agreements

The directors of TFB and certain related shareholders have entered into voting agreements, dated as of November 15, 2016. In the voting agreements, each person agrees, among other things, to vote the shares of TFB common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement. The persons who have entered into the voting agreements are entitled to vote a total of [                ] shares of TFB common stock (which number excludes unvested restricted shares and all vested and unvested stock options), representing approximately [    ]% of all outstanding shares of TFB common stock

Dissenters’ Rights

Under the Arizona Business Corporation Act (“ABCA”), TFB shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of TFB common stock.

TFB shareholders electing to exercise dissenters’ rights must comply with the provisions of applicable Arizona laws in order to perfect their rights. The following is intended only as a brief summary of the material provisions of the procedures that a TFB shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Arizona dissenters’ rights laws, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to asset dissenters’ rights must:

•	deliver to TFB before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

TFB Bancorp, Inc.

11689 S. Foothills Blvd.

Yuma, Arizona 85367

Attention: Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying TFB in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to TFB the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has the power to direct the vote.

A shareholder who does not, prior to the special shareholders meeting, deliver to TFB a written notice of the shareholder’s intent to demand payment for the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all TFB shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

•	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

•	supply a form for demanding payment that includes the date of the first announcement of the terms of the merger and that requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date.

•	set a date by which Glacier must receive the payment demand, which date must be at least 30 but not more than 60 days after the date the notice is delivered;

•	state Glacier’s estimate of the “fair value” for the shares and include specified financial and other information related to the estimate; and

•	be accompanied by a copy of the dissenters’ rights provisions of the ABCA, Sections 10-1320 through 10-1331.

A shareholder sent a notice as described above must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date the terms of the merger were first announced as set forth in the notice, and deposit the shareholder’s certificates in accordance with the terms of the notice. A shareholder who demands payment and deposits the shareholder’s certificates retains all other rights of a shareholder until these rights are canceled or modified.

A shareholder who does not demand payment or does not deposit the shareholder’s certificates if required, each by the date set in the notice, is not entitled to payment for the shareholders shares.

The ABCA provides that Glacier (as the surviving corporation) must pay any dissenter who has complied with the requirements summarized above the ““fair value” of the shareholder’s shares plus interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of TFB prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion is inequitable. The “fair value” may be less than, equal to, or greater than the value of the consideration that a TFB shareholder would be entitled to receive under the merger agreement. Investment banker opinions as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the merger are not opinions as to, and do not address, “fair value” under the ABCA.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine fair value.

In view of the complexity of the Arizona statutes governing dissenters’ rights, TFB shareholders who wish to dissent from the merger and pursue dissenter’s rights should consult their legal advisors.

The failure of a TFB shareholder to comply strictly with the Arizona statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Stock Options

The merger agreement provides that at the effective time of the merger, each outstanding and unexercised option to acquire shares of TFB (“TFB Options”), whether or not then vested, will be canceled, and in lieu thereof the holders of such TFB Options will be paid in cash an amount equal to the product of (a) the number of shares of TFB common stock subject to such option, and (b) the amount by which the per-share merger consideration value exceeds the exercise price per share of such TFB Option, net of tax withholding. Outstanding option agreements provide that outstanding options will be vested upon a change in control, such as the merger, to the extent not vested as of such date.

Restricted Stock

The merger agreement provides that all unvested shares of restricted TFB common stock issued and outstanding at the effective time of the merger will be vested to the extent not vested on such date and converted into the right to receive the merger consideration being paid with respect to all other outstanding TFB shares.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and TFB, are as follows:

•	the accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the TFB Closing Capital and Final Transaction-Related Expenses, each as defined in the merger agreement; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of TFB, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that:

•	in the opinion of the executive officers of TFB and Foothills Bank, Foothills Bank’s allowance for possible loan and lease losses is adequate to absorb its anticipated loan losses; and

•	TFB shall have provided to Glacier, upon reasonable request, certain reports relating to its loans, other extensions of credit, and other assets that are adversely classified, and neither these reports nor any examination by Glacier will have revealed a change in adversely classified assets or other new information relating to Foothills Bank’s loans which constitutes a material adverse effect on TFB.

Additionally, either Glacier or TFB may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or TFB may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and TFB shareholder approval). Either Glacier or TFB may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of TFB. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of TFB shareholders. However, after shareholder approval, any amendment that would reduce the amount or change the form of the consideration that TFB shareholders will receive in the merger would require further TFB shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or TFB to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before May 31, 2017, then at any time after that date, the board of directors of either Glacier or TFB may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by TFB shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $32.52. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $32.52.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $32.52, TFB may elect, within three business days of its receipt of such notice, to accept an adjustment to the per-share stock consideration through the issuance of fewer Glacier shares; in such event, the per-share stock consideration will be the number of Glacier shares equal to the quotient obtained by (a) dividing the result of (i) the number of shares of TFB common stock outstanding at the Effective Time, multiplied by (ii) the per-share stock consideration, multiplied by (iii) $32.52 divided by the Glacier average closing price, and (b) dividing that result by the number of TFB shares outstanding at the closing. If TFB makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the per-share stock consideration has been adjusted. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the per-share number of Glacier shares to be issued in the merger.

Glacier Average Closing Price Less than Specified Amounts. By specific action of its board of directors, TFB may terminate the merger agreement if the Glacier average closing price is less than certain amounts specified in the merger agreement.

TFB may terminate the merger agreement if the Glacier average closing price is less than $24.04 but not less than $22.62 and during the period from the execution date of the merger agreement to the determination date the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10%. TFB may also terminate the merger agreement if the Glacier average closing price is less than $22.62 (in such case no reference to the performance of Glacier stock relative to a peer group index would be required).

If TFB provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $24.04 but not less than $22.62 and the price of Glacier stock has underperformed the KBW Regional Banking Index by more than 10%, Glacier may elect, within three business of its receipt of such notice, to adjust the per-share stock consideration (or per-share cash consideration, or a combination thereof) such that the total value of Glacier stock to be issued (plus any additional cash consideration) is equal to the result of (i) the number of shares of TFB common stock outstanding at the closing of the merger, multiplied by (ii) the per-share stock consideration multiplied by (iii) $24.04.

If TFB provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $22.62, Glacier may elect, within three business days of its receipt of such notice, to adjust the per-share stock consideration (or per-share cash consideration, or a combination thereof) such that the total value of Glacier stock to be issued (plus any additional cash consideration) is equal to the result of (i) the number of shares of TFB common stock outstanding at the closing of the merger, multiplied by (ii) the per-share stock consideration multiplied by (iii) $22.62.

If Glacier elects to increase the per-share stock consideration (or per-share cash consideration) as described above, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the TFB Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the TFB Board recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if TFB shareholders elect not to approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the States of Montana or Arizona to restrain or invalidate the merger or the merger agreement.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding TFB shares have properly given notice of their intent to assert dissenters’ rights under Arizona law.

Superior Proposal – Termination by TFB. TFB may terminate the merger agreement if its board of directors determines in good faith that TFB has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that TFB may terminate the merger agreement only if TFB (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; (ii) subsequent to delivering the notice of termination to Glacier, TFB intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) TFB has provided Glacier with at least five days prior written notice that TFB is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable TFB to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to TFB or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of TFB shareholders.

Termination Fees

TFB will pay Glacier a termination fee of $400,000 if Glacier terminates the merger agreement based on a TFB breach of its representations or breach of its covenants. Glacier will pay TFB a termination fee of $400,000 if TFB terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

Break-Up Fee

If the merger agreement is terminated because (i) the TFB Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) TFB terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the TFB Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then TFB will immediately pay Glacier a break-up fee of $2,500,000. If the merger agreement is terminated by Glacier due to the merger agreement not being approved at the TFB special shareholders’ meeting following TFB’s receipt of a proposal to enter into an Acquisition Event, and prior to or within one year after such termination, TFB enters into an agreement, or publicly announces an intention to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event has occurred, then TFB will promptly pay Glacier the break-up fee of $2,500,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and TFB will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, TFB will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, TFB and Foothills Bank will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to TFB, or pledging or encumbering any shares of TFB stock;

•	other than as permitted by the merger agreement, declaring or paying any dividends, or making any other distributions with respect to shares of TFB;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of any material assets having a value greater than $100,000, or making any material commitment other than in the ordinary course of business;

•	soliciting or accepting deposit accounts of a different type from accounts previously accepted by Foothills Bank or at rates materially in excess of prevailing interest rates, or, other than as permitted by the merger agreement, incurring any indebtedness for borrowed money;

•	offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by Foothills Bank, or offering or making a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with Glacier, which consultation will not be unreasonably withheld or delayed and which will be deemed provided if Glacier has not responded to such request within three business days after Glacier’s receipt of a loan package concerning the loan at issue;

•	making any negative provisions to the ALLL or failing to maintain an adequate reserve for loan and lease losses;

•	other than as permitted by the merger agreement, acquiring an ownership interest (except other real estate owned with a value not exceeding $100,000) or leasehold interest in real property without conducting an appropriate environmental evaluation and providing specified information and notices to Glacier;

•	other than as permitted by the merger agreement, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

•	other than as permitted by the merger agreement, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	other than as permitted by the merger agreement, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	other than as permitted by the merger agreement, implementing or adopting any material changes in its operations, policies or procedures;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

•	entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger; and

•	willfully taking any action which would materially and adversely affect or delay the ability of either party to obtain any necessary approvals, consents or waivers of any governmental authority or for either party to perform in all material respects their respective covenants and agreements under the merger agreement.

Foothills Bank Management and Operations After the Merger

Immediately following the merger of TFB with and into Glacier, Foothills Bank will be merged with and into Glacier Bank. It is anticipated that that the former Foothills Bank will operate after the closing of the merger as “The Foothills Bank, a division of Glacier Bank” consistent with Glacier’s organizational structure.

As described below under “Interests of Certain Persons in the Merger.” certain executive officers of Foothills Bank have entered into employment agreements with Glacier and Glacier Bank, effective upon closing of the merger, pursuant to which they will serve as executive officers of The Foothills Bank, a division of Glacier Bank.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of TFB who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier and/or Glacier Bank. For purposes of such participation, current employees’ prior service with TFB will constitute prior service with Glacier for purposes of determining eligibility and vesting under benefit plans of Glacier and Glacier Bank. The merger agreement also requires that Glacier and/or Glacier Bank, as applicable, make all commercially reasonable efforts to (i) waive any preexisting condition limitations, (ii) honor under such plans any deductible, co-payment, and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable.

Interests of Certain Persons in the Merger

Certain members of the TFB Board and management may be deemed to have interests in the merger, in addition to their interests as shareholders of TFB generally. The TFB Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Change-in-Control Agreements

Foothills Bank previously entered into Change in Control Agreements (“CIC Agreements”) with the following current officers of Foothills Bank: Tom Dolan, Executive Vice President (“EVP”) — Chief Operating Officer/Chief Credit Officer; James Carr, EVP — Chief Banking Officer; Danelle Thomsen, EVP – Chief Financial Officer; Debra Carbone, Senior Vice President (“SVP”) — Director of Loan Operations/ Director of Loan Administration; Crystal Gunderman, SVP – Yuma Regional President; and Debra Warren, SVP – Director of Compliance. Each of the CIC Agreements is dated as of April 30, 2014. The CIC Agreements provide that if the executive’s employment is terminated without Cause within the one-year period following a Change in Control, or by the executive with Good Reason within the one-year period following a Change in Control (as such terms are defined in the CIC Agreements), the executive will be entitled to receive a lump-sum severance payment. The severance payment is in an amount equal to one year’s base salary for Messrs. Dolan and Carr and Ms. Thomsen, and in an amount equal to six months’ base salary for Ms. Carbone, Ms. Gunderman and Ms. Warren. Messrs. Dolan and Carr and Ms. Carbone have each entered into employment agreements, as described below, that will have the effect of replacing their current CIC Agreements.

Closing Payments Agreement

TFB and Foothills Bank have entered into an agreement (the “Closing Payments Agreement”) with Mary Lynn D. Lenz who is the President and Chief Executive Officer of Foothills Bank and TFB as well as a director of TFB and Foothills Bank. The Closing Payments Agreement is effective immediately prior to (and conditioned upon) the closing of the merger.

Ms. Lenz is currently a party to an Executive Employment Agreement with Foothills Bank, dated July 1, 2013, as amended on June 16, 2016 (the “Employment Agreement”), and a Salary Continuation Agreement, dated April 21, 2014 (the “SERP”). The Employment Agreement provides for a lump sum change in control severance payment equal to three times Ms. Lenz’s Base Salary (as defined in the Employment Agreement) upon Foothills Bank’s termination of her employment without Cause or her termination of employment with Good Reason within a one-year period following a Change in Control (as such terms are defined in the Employment Agreement). The Closing Payments Agreement provides that Ms. Lenz will be entitled to receive a payment equal to the amount of the change in control severance payment provided in the Employment Agreement, notwithstanding that her employment will not be terminated. In full satisfaction of TFB’s and Foothills Bank’s payment obligations under the Employment Agreement, less applicable tax withholdings, Ms. Lenz will receive a lump-sum payment of $916,695.

The SERP is designed to provide for annual payment to Ms. Lenz for the 10 years following her retirement at age 65. The SERP also provides for benefits to be paid to Ms. Lenz in the event of a Separation from Service (as defined in the SERP,), under various circumstances prior to age 65. In the event of a Change in Control followed within 12 months by a Separation in Service prior to age 65, the SERP provides for a lump-sum payment of $792,565 in lieu of any other benefit thereunder. Pursuant to the Closing Payments Agreement, TFB will terminate the SERP and pay Ms. Lenz, in full satisfaction of TFB’s and Foothills Bank’s payment obligations under the SERP, and will pay Ms. Lenz a lump-sum payment of $792,565, less applicable tax withholdings, notwithstanding that no Separation from Service will have occurred.

The Closing Payments Agreement provides that if the payments described above together with any other payments which Ms. Lenz has the right to receive from Glacier, Glacier Bank, TFB or Foothills Bank would constitute an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, payments pursuant to the Closing Payments Agreement will be reduced to the extent necessary to ensure that no portion of such payments will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

The Closing Payments Agreement provides that the full payment of the amounts set forth above will be in complete satisfaction of all rights to payments due to Ms. Lenz under the Employment Agreement and the SERP.

Employment Agreements with Glacier Bank

Glacier Bank has entered into employment agreements with Messrs. Dolan and Carr, and Ms. Carbone governing employment by Glacier Bank following the merger. Each executive will serve as an executive officer of The Foothills Bank, a division of Glacier Bank. The employment agreements are effective on (and conditioned upon) the closing of the merger and continue for three years thereafter. Mr. Dolan will serve as EVP—Chief Credit Officer/Chief Administrative Officer; Mr. Carr will continue to serve in his current capacity; Ms. Carbone will serve as Senior Vice President – Chief Operations Officer. The agreements provide that the executive will receive specified “Aggregate Compensation” (annualized base salary, accruals under the Glacier profit sharing plan, and the grant date value of awards under Glacier’s long-term incentive plan). The total annual Aggregate Compensation payable to Mr. Dolan will be $221,000; to Mr. Carr will be $175,500; and to Ms. Carbone will be $137,500. Any shortfall in Aggregate Compensation relating to a particular calendar year will be remedied through the payment of a bonus on or before March 1st of the following year. The executives will be eligible to participate in Glacier’s profit sharing plan and long-term incentive plan. Additionally, the executives will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If the executive’s employment is terminated for Cause or the executive terminates his or her employment without Good Reason (as such terms are defined in the agreements), Glacier Bank will pay the executive the salary earned and expenses reimbursable incurred through the date of termination.

If the executive’s employment is terminated without Cause or the executive terminates his or her employment with Good Reason, contingent upon the executive’s execution of a release of claims, Glacier Bank will pay the executive a lump sum payment equal to the lesser of (i) one times his or her annual base salary at the time of termination, or (ii) the amount of salary remaining to be paid during the term of the agreement.

The employment agreements provide that during his or her employment and for one year following the date employment with Glacier Bank has ended, the executive will not engage in any activity in Yuma, Pinal or Yavapai Counties in Arizona that is competitive with the business of Glacier or Glacier Bank. In addition, the employment agreements provide that during his or her employment and for a period of one year following any termination of employment, the executive will not persuade or entice, or attempt to persuade or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate or reduce its business relationship with Glacier or Glacier Bank.

Glacier Bank has also entered into an employment agreement with Ms. Lenz, pursuant to which she will serve as President and Chief Executive Officer of The Foothills Bank, a division of Glacier Bank. The employment agreement is effective on (and conditioned upon) the closing of the merger and will continue until December 31, 2019. The terms of Ms. Lenz’s employment agreement are substantially identical to the employment agreements of Messrs. Dolan and Carr and Ms. Carbone described above, with the following exceptions. Ms. Lenz will receive Aggregate Compensation of $405,565. Additionally, for each year of the term of the agreement, Ms. Lenz will be eligible for an annual retention bonus in the amount of $60,000, payable on the first and second anniversary of the closing of the merger and on December 31, 2019, provided that she remains continuously employed through each such date. If Ms. Lenz’s employment is terminated without Cause or she terminates her employment with Good Reason, contingent upon her execution of a release of claims, Glacier Bank will pay Ms. Lenz a lump sum equal to the amount of salary remaining to be paid during the unexpired term of the agreement, plus any unpaid retention bonuses and transfer the company-provided automobile to her (which would otherwise be transferred at the end of the employment term on December 31, 2019).

Stock Ownership and Equity Awards

As of the record date of the special meeting, TFB directors, executive officers and their spouses beneficially own and have the right to vote [                ] shares of TFB common stock (which number excludes unvested restricted shares and all vested and unvested stock options), representing approximately [    ]%

of all outstanding shares of TFB common stock. The directors and executive officers of TFB will receive the same consideration in the merger for their shares as will other shareholders of TFB. In addition, TFB directors, executive officers and employees hold [                ] shares of unvested restricted stock and [                    ] stock options which will vest, to the extent unvested, at the effective time of the merger. The holders of restricted stock will receive the same consideration in the merger for these shares as will other shareholders of TFB, and the holders of any unexercised options will be paid in cash an amount equal to the product of (a) the number of shares of TFB common stock subject to such option and (b) the amount by which the per-share merger consideration value exceeds the exercise price per share of such option, net of tax withholding.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of TFB against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law, TFB’s articles or TFB’s bylaws, as applicable.

The merger agreement also provides that Glacier will use reasonable best efforts to cause to be maintained in effect for a period of six years following the effective date of the merger, director and officer liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger.

Additional Agreements

Voting Agreements

As described above under “—Voting Agreements,” the directors and certain related shareholders of TFB have entered into voting agreements, dated as of November 15, 2016. Pursuant to the voting agreements, each signing person agrees to vote the shares of TFB common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger.

TFB Director Non-Competition Agreement

Each member of the TFB Board has entered into a non-competition agreement with Glacier, Glacier Bank and TFB. Except under certain limited circumstances, the non-competition agreement generally prohibits such directors from becoming involved in a business that competes with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within Yuma, Pinal and Yavapai Counties in Arizona. The agreement also prohibits the solicitation of Glacier’s employees or customers. The term of the non-competition agreement commences upon the effective date of the merger and continues until two years following the effective date of the merger.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Deposit Insurance Corporation and the Commissioner of the Montana Division of Banking and Financial Institutions, and the Arizona Department of Financial Institutions.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger of TFB with and into Glacier, to U.S. holders of TFB common stock who exchange shares of TFB common stock for a combination of shares of Glacier common stock and cash pursuant to the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of TFB common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds TFB common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding TFB common stock, you should consult your tax advisor.

This discussion addresses only those TFB shareholders that hold their TFB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular TFB shareholders in light of their individual circumstances or to TFB shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold TFB common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	foreign persons; and

•	shareholders who acquired their shares of TFB common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson, PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier to the effect that the merger will for federal income tax purposes qualify as a reorganization within the meaning of Internal Revenue Code Section 368(a); and both Glacier and TFB expect to report the merger accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier, Glacier Bank and TFB. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and TFB have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the merger. Accordingly, each TFB shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of TFB Common Stock. If the merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•	TFB shareholders will exchange all of their TFB common stock for a combination of Glacier common stock and cash in the merger. Accordingly, holders of TFB common stock will recognize gain in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by a holder of TFB common stock exceeds such holder’s cost basis in its TFB common stock, and (2) the amount of cash received by such holder of TFB common stock in exchange for such holder’s TFB common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•	a TFB shareholder’s aggregate tax basis in the Glacier common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s TFB common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized; and

•	the holding period of Glacier common stock received in exchange for shares of TFB common stock will include the holding period of the TFB common stock for which it is exchanged.

If holders of TFB common stock acquired different blocks of TFB common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of TFB common stock and such holders’ basis and holding period in their shares of Glacier common stock may be determined with reference to each block of TFB common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of TFB common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that holders of TFB common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their TFB common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of TFB common stock is generally taxed at preferential rates. In addition such gain may be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of TFB common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of TFB common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. As a result, a holder of TFB common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Dividend. If TFB’s capital prior to closing of the merger is in excess of a certain minimum amount, TFB may in its discretion declare and pay a special distribution to holders of its common stock in the amount of such excess. TFB intends to treat that special distribution as a distribution in respect of TFB common stock. The IRS may take a contrary position, and to the extent the IRS were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger, and not as a distribution as described in the succeeding sentence. If the distribution is treated as a distribution with respect to TFB common stock, it will be taxable dividend income to the extent of such holder’s ratable share of TFB’s current and accumulated earnings and profits, if any. Any amount that exceeds TFB’s earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of TFB common stock (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain. Such capital gain will be long term capital gain if the holder’s holding period for the shares of TFB common stock exceeded one year at the distribution date. Any such taxable dividend income and capital gain should be included in the U.S. holder’s income in the taxable year in which the distribution is received.

Backup Withholding and Information Reporting. Payments of cash to a holder of TFB common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting Requirements. TFB shareholders who are “significant holders” are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the merger) in the TFB common stock exchanged in the merger and the fair market value (determined immediately before the merger) of the

TFB common stock exchanged in the merger. For these purposes a “significant holder” is a holder of TFB common stock who immediately before the merger (i) owned at least 5% of the total outstanding stock of TFB by vote or value or (ii) owned stock of TFB with a tax basis of at least $1 million. All TFB shareholders will be required to retain permanent tax records of the basis of TFB common stock exchanged and the Glacier common stock and cash received in the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of TFB will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of TFB will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of TFB will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING TFB BANCORP

General

TFB is an Arizona corporation formed in 2013 for the purpose of acquiring the stock of Foothills Bank and becoming the holding company for Foothills Bank. TFB has no substantial operations separate or apart from Foothills Bank.

The principal offices of TFB are located at 11689 S. Foothills Blvd., Yuma, Arizona 85367.

Foothills Bank is an Arizona state-chartered bank which commenced operations in 1997. It is headquartered in Yuma, Arizona. In addition to its principal office, Foothills Bank maintains three branch offices in Yuma, Pinal and Yavapai Counties in Arizona, a loan production office in Prescott, Arizona, and an operations center in Yuma, Arizona formerly used as a branch office.

As of September 30, 2016, TFB had total assets of approximately $316 million, total gross loans of approximately $257 million, total deposits of approximately $265 million and approximately $42 million of shareholders’ equity.

Market Area

TFB operates from locations in Yuma, Prescott and Casa Grande, Arizona. Its principal market area consists of Yuma, Pinal and Yavapai Counties in Arizona.

Lending Activities

Foothills Bank’s principal business is to accept deposits from the public and to make loans and make loans and other investments. To develop business, Foothills Bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. Foothills Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, Foothills Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. Foothills Bank offers home equity loans, automobile loans and various other consumer installment loans.

At September 30, 2016, Foothills Bank’s consolidated total gross loan portfolio was approximately $257 million, representing approximately 81% of its total assets. As of such date, Foothills Bank’s loan portfolio consisted of 9% 1-4 family real estate secured loans, 68% commercial real estate secured loans (excluding construction and land development loans), 10% real estate construction and land development loans, 12% commercial loans, 1% installment or consumer loans and 1% commercial leases.

Deposit and Banking Services

Customers of Foothills Bank are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Arizona, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

Foothills Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of Foothills Bank’s primary market area and businesses and their employees located in that area. Foothills Bank also obtains deposits through personal solicitation by the bank’s officers and directors and through local advertising. For the convenience of its customers, Foothills Bank offers drive-through banking facilities, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. Foothills Bank’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

TFB Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2015, 2014 and 2013 (audited) and for the nine months ended September 30, 2016 and 2015 (unaudited) are derived from financial statements of TFB:

TFB

Balance Sheet

$000’s

	September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013 (2)
Cash and Due from Banks	12,245	8,544	14,333	11,900	21,823
Fed Funds
Certificates of deposit	2,229	4,057	3,461	7,283	16,985
Securities (1)	28,295	43,945	43,009	53,935	32,061
Gross Loans	257,439	220,521	225,589	208,360	195,056
Allowance for Loan Loss	3,113	2,799	2,937	3,235	3,321
Net Loans	254,326	217,722	222,652	205,125	191,735
Premises & Fixed Assets	4,059	4,197	4,130	4,974	5,258
Other Assets	14,435	15,009	15,353	15,106	14,970

Total Assets	315,589	293,474	302,938	298,323	282,832

Deposits	265,257	249,184	261,601	260,302	250,137
Fed Funds & Repos
Borrowings	5,800	3,400
Other Liabilities	2,676	2,839	2,546	2,498	406

Total Liabilities	273,733	255,423	264,147	262,800	250,543

Equity	41,856	38,051	38,791	35,523	32,289

Total Liabilities and Shareholder Equity	315,589	293,474	302,938	298,323	282,832

(1)	Includes investments in restricted stock.
(2)	Includes Foothills Bank only.

TFB

Income Statement

$000’s

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Interest Income	9,648	9,472	12,710	12,364	12,392
Interest Expense	102	95	116	186	409
Net Interest Income	9,546	9,377	12,594	12,178	11,983
Loan Loss Provision (Credit)	(177)	(993)	(791)	358	4,336
Non-interest Income	1,450	398	638	1,243	466
Non-interest Expense	6,840	7,300	9,528	10,145	9,521
Pre-Tax Income (Loss)	4,333	3,468	4,495	2,918	(1,408)
Taxes (Benefit)	1,418	1,104	1,432	943	(627)

Net Income (Loss)	2,915	2,364	3,063	1,975	(781)

Competition

TFB experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than TFB.

TFB also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of TFB’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than TFB and some of them are not subject to the same degree of regulation as TFB.

Employees

As of September 30, 2016, TFB had 59 full-time and 1 part-time employees. TFB believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Foothills Bank’s principal office is located in Yuma, Arizona. In addition to its principal office, Foothills Bank maintains three branch offices in Yuma, Pinal, and Yavapai counties in Arizona, a loan production office in Prescott, Arizona, and an operations center in Yuma, Arizona formerly used as a branch office. All properties are owned, except for the Casa Grande branch office, Prescott loan production office and the 4th Avenue Yuma branch, which are leased.

Legal Proceedings

From time to time, litigation arises in the normal conduct of TFB’s business. TFB, however, is not currently involved in any litigation that management of TFB believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of TFB

The following table shows, as of November 30, 2016, the beneficial ownership of TFB common stock by (i) each person known by TFB to be the beneficial owner of more than 5% of TFB’s outstanding common stock, (ii) each of TFB’s directors and executive officers; and (iii) all of TFB’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned (1)		Percentage of Class (2)

Directors and Executive Officers
Robert Barkley	163,758	(3)	7.1%
Debra Carbone	0		*
James G. Carr	506	(4)	*
Tom Dolan	1,125	(5)	*
Ram R. Krishna	27,720	(6)	1.2%
Mary Lynn D. Lenz	28,597		1.2%
Tom Pancrazi	18,000	(7)	*
William Savory	43,335	(8)	1.9%
David S. Sellers	5,892	(9)	*
Mark R. Smith	48,795	(10)	2.1%
Scott Spencer	683,641	(11)	29.6%
John R. Sternitzke	3,000	(12)	*
All Directors and Executive Officers as a group	1,024,369		44.32%

Other 5% Holders
Craig McEntee TR UA 11/28/2013 The Spencer 2013 Irrevocable Trust	665,842	(13)

*	Indicates less than 1%.
(1)	Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned with a spouse. Includes any security that a person has the right to acquire beneficial ownership of within sixty (60) days of the record date.
(2)	Based on 2,311,349 shares of TFB common stock outstanding as of November 30, 2016.
(3)	Includes 157,758 shares held by corporations controlled by Mr. Barkley and 6,000 options that could be exercised within 60 days of November 30, 2016.
(4)	Includes 506 options that could be exercised within 60 days of November 30, 2016.
(5)	Includes 1,125 options that could be exercised within 60 days of November 30, 2016.
(6)	Includes 5,766 shares held jointly with Dr. Krishna’s spouse.
(7)	Includes 12,000 shares held by a living trust for which Mr. Pancrazi is a trustee and 6,000 options that could be exercised within 60 days of November 30, 2016.
(8)	Includes 36,870 shares held jointly with Mr. Savory’s spouse.
(9)	Includes 4,392 shares held by a revocable trust for which Mr. Sellers is a trustee.
(10)	Includes 42,795 shares held by a family trust for which Mr. Smith is a trustee and 6,000 options that could be exercised within 60 days of November 30, 2016.
(11)	Includes 11,799 shares held by an irrevocable trust, 665,842 shares held by the Craig McEntee TR US 11/28/2013 The Spencer 2013 Irrevocable Trust (see footnote 13 below), and 6,000 options that could be exercised within 60 days of November 30, 2016.
(12)	Represents 3,000 shares held by a trust for which Mr. Sternitzke is a trustee.
(13)	Represents 665,842 shares held by the Craig McEntee TR US 11/28/2013 The Spencer 2013 Irrevocable Trust (see footnote 11 above) which is associated with Mr. Spencer.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and TFB Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND TFB COMMON STOCK

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of TFB’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of TFB’s shareholders are currently governed by Arizona law, TFB’s articles and TFB’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and TFB shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Arizona. See also “Where You Can Find More Information About Glacier.”

General

Under Glacier’s articles, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under TFB’s articles, TFB’s authorized capital stock consists of 9,000,000 shares of common stock, par value $5.00 per share.

The following is a more detailed description of Glacier’s and TFB’s capital stock.

Common Stock

As of September 30, 2016, there were 76,525,402 shares of Glacier common stock issued and outstanding, in addition to 222,732 shares of unvested restricted stock awards, under Glacier’s employee and director equity compensation plans.

As of September 30, 2016, there were 2,311,349 shares of TFB common stock issued and outstanding, in addition to (i) options for the purchase of 32,175 shares of TFB common stock, and (ii) 73,372 shares of unvested restricted stock awards under equity compensation plans.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

TFB’s articles do not provide for the issuance of preferred stock.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on TFB common stock as and when declared by the TFB Board out funds legally available for the payment of dividends. TFB’s payment of dividends is generally subject to the same considerations described above with respect to Glacier.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and TFB common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock, which provide voting rights prior to vesting. TFB has issued shares of restricted stock, which do not provide voting rights prior to vesting.

Glacier’s articles provide that shareholders do not have cumulative voting rights in the election of directors.

TFB’s bylaws provide that shareholders have cumulative voting rights in the election of directors (each shareholder has the right to vote such number of shares for as many persons as there are directors to be elected) and are entitled to one vote in all other matters submitted to a vote at a meeting of shareholders.

Preemptive Rights

Neither Glacier’s nor TFB’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If TFB is liquidated, the holders of TFB common stock are entitled to share, on a pro rata basis, TFB’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. All outstanding shares of TFB common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

The provisions of the ABCA regarding the amendment of a corporation’s articles of incorporation are substantially similar to those of the MBCA described above. TFB’s board of directors may make, amend, and repeal TFB’s bylaws unless the shareholders, in making, amending or repealing a particular bylaw, provide expressly that the directors may not amend or repeal such bylaw. Bylaws may also be made, amended or repealed by TFB’s shareholders at any annual or special meeting called for that purpose.

Board of Directors - Number of Directors

Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, all of whom serve annual terms.

TFB’s bylaws provide that the number of directors may not be less than five or more than 25. TFB’s board currently consists of 9 members, all of whom serve annual terms.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Glacier’s articles provide that the personal liability of directors and officers for monetary damages shall be eliminated to the full extent permitted by the MBCA.

Under the ABCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of proceedings where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Arizona law requires indemnification if the director or officer prevails in a proceeding, whether on the merits or otherwise. TFB’s articles and TFB’s bylaws provide that TFB shall, subject to exceptions relating to intentional harm on the corporation or shareholders, unlawful distributions, intentional violation of criminal law, among other exceptions, indemnify its directors and officers against any obligation to pay a judgment, settlement, penalty or fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding and includes obligations and expenses that have not yet been paid by the indemnified person but that have been or may be incurred. TFB’s articles and TFB’s bylaws also provide that no director or officer shall be personally liable to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except for liability: (a) for the amount of a financial benefit received by a director to which the director is not entitled, (b) an intentional infliction of harm on the corporation or the shareholders, (c) an intentional violation of Section 10-833 of the ABCA and any amendment thereto or (d) an intentional violation of criminal law.

Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

TFB’s articles do not contain provisions that could potentially deter any potentially unfriendly offer or other efforts to obtain control of TFB.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C, Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016; June 30, 2016; and September 30, 2016;

•	Proxy Statement for Glacier’s 2016 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 5, 2016; January 6, 2016; April 21, 2016; April 29, 2016; September 1, 2016; November 16, 2016; and [ ], 2016 (other than the portions of those documents not deemed to be filed).

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of TFB, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated December [    ], 2016. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to TFB shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

PROJECT GREEN

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

TFB BANCORP, INC., AND

THE FOOTHILLS BANK

DATED AS OF NOVEMBER 15, 2016

-i-

(continued)

-ii-

List of Schedules and Exhibits

Schedule 3.1.1	Offices of TFB/the Bank

Schedule 3.1.2	Third Party Consents Required by TFB/the Bank

Schedule 3.1.3	Capital Stock—TFB/the Bank

Schedule 3.1.4	Subsidiaries; Investments

Schedule 3.1.5	Financial Statements

Schedule 3.1.6	Properties

Schedule 3.1.7	Environmental Matters

Schedule 3.1.8(e)	Tax Returns

Schedule 3.1.8(q)	Tax Attributes

Schedule 3.1.9	Absence of Regulatory Action

Schedule 3.1.10	Material Contracts

Schedule 3.1.13	Litigation

Schedule 3.1.16	Asset Classifications

Schedule 3.1.17	Insurance Policies

Schedule 3.1.18	Manuals, Handbooks, Policies, Etc.; Employee Agreements

Schedule 3.1.19	Benefit Plans

Schedule 4.1.3	Certain Employee Payouts

Schedule 4.1.7	Compensation

Schedule 6.2.2	Vacation Policies

EXHIBITS:

Exhibit A	Director and Shareholder Parties to Recital E

Exhibit B	Form of Transaction-Related Expenses Exhibit

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

TFB BANCORP, INC., AND THE FOOTHILLS BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of November 15, 2016, is made by and between GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, TFB BANCORP, INC. (“TFB”), and THE FOOTHILLS BANK (the “Bank”).

PREAMBLE

The management and boards of directors of GBCI and TFB believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders. Capitalized terms used but not defined in the Recitals are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates 13 separately-branded banking divisions.

(3) TFB is a corporation duly organized and validly existing under Arizona law and is a registered bank holding company under the BHC Act. TFB’s principal office is located in Yuma, Arizona.

(4) The Bank is an Arizona state-chartered bank, duly organized and validly existing under the laws of the State of Arizona and a wholly owned subsidiary of TFB. The Bank’s principal office is located in Yuma, Arizona. In addition to its principal office, the Bank maintains three branch offices in Yuma, Pinal, and Yavapai counties in Arizona, a loan production office in Prescott, Arizona, and an operations center in Yuma, Arizona formerly used as a branch office.

B. The Transaction. On the Effective Date, (1) TFB will merge with and into GBCI, with GBCI as the surviving entity, (2) immediately thereafter the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI, and (3) the former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “The Foothills Bank, a division of Glacier Bank” (the “Division”), which will be Glacier Bank’s 14th separate division for operating purposes.

C. Board Approvals. The respective boards of directors of GBCI, Glacier Bank, TFB, and the Bank have approved this Agreement and authorized its execution and delivery, and the board of directors of TFB has directed that this Agreement be submitted to TFB’s shareholders for approval, together with its recommendation that this Agreement be approved.

D. Other Approvals. The Merger is subject to:

(1) Satisfaction of the conditions described in this Agreement;

(2) Approval of this Agreement and/or the Merger by TFB’s shareholders; and

(3) Approval or acquiescence, as appropriate, of the Transaction by the Federal Deposit Insurance Corporation (“FDIC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Arizona Division of Financial Institutions, the Commissioner of the Montana Division of Banking and Financial Institutions, and any other agencies having jurisdiction over the Transaction.

E. Director and Shareholder Agreements. In connection with the parties’ execution of this Agreement, the persons listed on the attached Exhibit A have entered into agreements pursuant to which, among other things, each agrees to vote his, her or its shares of TFB Stock in favor of the actions contemplated by this Agreement and the directors of the Bank have entered into agreements pursuant to which they agree to refrain from competing with GBCI and/or Glacier Bank and their respective successors for a period of time.

F. Intention of the Parties—Tax Treatment. The parties intend that the Transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, TFB and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (a) a merger, consolidation or similar transaction involving TFB, its Subsidiaries or any successor, (b) a purchase, lease or other acquisition in one or a series of related transactions of assets of TFB or any of its Subsidiaries representing 25 percent or more of the consolidated assets of TFB and its Subsidiaries, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 20 percent or more of the voting power of TFB or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“ABCA” means the Arizona Business Corporation Act, as amended.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Appraisal Laws” means Chapter 13 of the ABCA, as such chapter may be applicable to a merger in which the surviving corporation is organized under the ABCA.

“Asset Classification” has the meaning assigned to such term in Section 3.1.16(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited financial statements as of December 31, 2013, 2014, and 2015, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2013, 2014, and 2015; and (b) unaudited financial statements as of June 30, 2016, and the related statements of income, cash flows and changes in shareholders’ equity for such period, together with the Subsequent Bank Financial Statements.

“Bank Merger” means the merger of the Bank with and into Glacier Bank.

“Bank Merger Agreement” means the bank merger agreement to be entered into contemporaneously with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.7.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana are required by law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.7.1.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative difference between the TFB Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $35,160,000, plus the amount of TFB Closing Capital attributable to the exercise of TFB Options after March 31, 2016, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.19(b).

“Daily Closing Price” has the meaning assigned to such term in Section 1.2.3(a).

“Determination Date” has the meaning assigned to such term in Section 1.2.3(b).

“Dissenting Shares” means the shares of TFB Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Division” has the meaning assigned to such term in Recital B.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and ABCA.

“Employees” has the meaning assigned to such term in Section 3.1.19(b).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to TFB, any other entity that is considered one employer with TFB under Section 4001 of ERISA or IRC Section 414.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(b).

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.6.

“Execution Date” means the date of this Agreement.

“Executive Officers” with respect to GBCI and/or Glacier Bank means Michael J. Blodnick, Randall M. Chesler, and Ronald J. Copher.

“Executive Officers” with respect to TFB means Mary Lynn D. Lenz, James Carr, Tom Dolan and Danelle Thomsen.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.21.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.14.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by Recital A(1).

“GBCI Average Closing Price” has the meaning assigned to such term in Section 1.2.3(c).

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2014, and 2015, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended; (b) unaudited consolidated balance sheet as of June 30, 2016, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the periods then ended; and (c) unaudited consolidated balance sheet as of the end of each fiscal quarter following June 30, 2016, but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of TFB Stock as the Total Stock Consideration.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(a)(iii).

“Independent Accountants” has the meaning assigned to such term in Section 4.13.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (a) TFB will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of TFB or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of TFB’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Laws” has the meaning assigned to such term in Section 3.1.2.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.7.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (b) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (c) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war; (iii) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (iv) any modifications or changes made by TFB to its or the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; or (v) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

“Material Contract” has the meaning assigned to such term in Section 3.1.10(a).

“Maximum Transaction Expense Amounts” has the meaning assigned to such term in Exhibit B.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger Consideration” means the aggregate consideration contemplated by Section 1.1.

“Merger” means the merger of TFB with and into GBCI.

“Pension Plan” has the meaning assigned to such term in Section 3.1.19(c).

“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.2.3(d).

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.2.3(e).

“Per Share Stock Consideration Value” has the meaning assigned to such term in Section 1.2.3(e).

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.19(a).

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to TFB, Real Property.

“Proposed Dissenting Shares” means those shares of TFB Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Appraisal Laws.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1(a), to be provided to all shareholders of TFB in connection with their consideration and approval of the Merger.

“Real Property” means any real property that TFB or the Bank owns in fee title, other than “other real estate owned.”

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Reports” has the meaning assigned to such term in Section 3.1.5(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5(b).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(b).

“Subject Property” has the meaning assigned to such term in Section 3.1.7(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent TFB Financial Statements” means TFB’s (a) unaudited consolidated and parent-only balance sheets and related consolidated statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, and (b) audited consolidated balance sheets and related consolidated statements of income, cash flows, and shareholders’ equity for the fiscal year ended December 31, 2016, each prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns, directly or indirectly, the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to TFB and/or the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (a) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving TFB or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25 percent of the assets of TFB or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 20 percent or more of the TFB Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (b) that is otherwise on terms which the Board of Directors of TFB in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (y) would, if consummated, result in a transaction that is more favorable to TFB shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (z) is reasonably probable of being completed.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.20.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TFB” has the meaning assigned to it in the first paragraph, as supplemented by Recital A(3).

“TFB Capital” means TFB’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which TFB’s consolidated tangible equity capital at March 31, 2016, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on TFB’s or the Bank’s balance sheet. In calculating TFB Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the individual Maximum Transaction Expense Amounts will not be taken into account. Accordingly, to the extent any category of Maximum Transaction Expense Amount exceeds its target, the difference, on an after tax basis (applying an effective tax rate of 35 percent), will be treated as a reduction of TFB Capital.

“TFB Closing Capital” has the meaning assigned to such term in Section 4.13.

“TFB Financial Statements” means TFB’s (a) audited consolidated financial statements as of December 31, 2013, 2014, and 2015, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2013, 2014, and 2015; and (b) unaudited financial statements as of June 30, 2016, and the related statements of income, cash flows and changes in shareholders’ equity for such period, together with the Subsequent TFB Financial Statements.

“TFB Meeting” has the meaning assigned in Section 4.2.2.

“TFB Options” has the meaning assigned in Section 3.1.3(c).

“TFB Stock” means the shares of TFB common stock, $5.00 par value per share, issued and outstanding from time to time.

“TFB Stock Plan” means The Foothills Bank 2008 Stock Option Plan, as amended May 15, 2008, and assumed by TFB in 2014.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Consideration Value Per Share” has the meaning assigned to such term in Section 1.2.3(g).

“Trading Day” has the meaning assigned to such term in Section 1.2.3(h).

“Transaction” means the Merger and the Bank Merger.

“Transaction Related Expenses” means the payments and obligations related to the Transaction as more fully described on Exhibit B hereto.

“401(k) Plan” means the TFB Bancorp, Inc., CoAdvantage Corporate Retirement Saving Plan, as amended.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the MBCA and ABCA, TFB will merge with and into GBCI with GBCI as the surviving corporation under the MBCA, and in connection therewith, all shares of TFB Stock issued and outstanding immediately prior to the Effective Time, except for Proposed Dissenting Shares but including all unvested restricted shares of TFB Stock, will, by virtue of the Merger and without any action on the part of any holder of shares of TFB Stock, be converted into the right to receive the merger consideration (the “Merger Consideration”) set forth in Section 1.2. Immediately following or as soon as practicable after the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged into Glacier Bank, with Glacier Bank as the resulting bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

1.2.2 Outstanding TFB Stock. Each share of TFB Stock issued and outstanding on the Effective Date, excluding Proposed Dissenting Shares but including all unvested restricted shares of TFB Stock, will be vested to the extent unvested on the Effective Date and converted into and represent the right to receive from GBCI a unit consisting of (a) the Per Share Cash Consideration and (b) the Per Share Stock Consideration.

1.2.3 Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

(a) “Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

(b) “Determination Date” means the tenth day immediately preceding the Effective Date.

(c) “GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

(d) “Per Share Cash Consideration” means $7.36152 per share, which is subject to adjustment pursuant to Section 7.3.2, further increased or decreased, as the case may be, by an amount per share determined by dividing (i) the Closing Capital Differential by (ii) the number of shares of TFB Stock outstanding at the Effective Time; provided that, in lieu of increasing the Per Share Cash Consideration by the amount of any positive Closing Capital Differential, TFB may, in its discretion, elect to declare and pay a special dividend to its shareholders in the amount of such positive Closing Capital Differential pursuant to Section 4.15.

(e) “Per Share Stock Consideration” means 0.607387 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

(f) “Per Share Stock Consideration Value” means the product obtained by multiplying (i) the Per Share Stock Consideration by (ii) the GBCI Average Closing Price.

(g) “Total Consideration Value Per Share” shall mean the sum of (i) the Per Share Stock Consideration Value and (ii) the Per Share Cash Consideration.

(h) “Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of TFB Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 TFB Stock Options. The TFB Options have been duly granted and remain outstanding pursuant to the TFB Stock Plan. If any holder of a TFB Option exercises such TFB Option before the Effective Time, TFB shall issue shares of TFB Stock upon such exercise in accordance with the terms of the TFB Options and such shares of TFB Stock shall be converted into the Merger Consideration at the Effective Time. With respect to TFB Options that remain outstanding and unexercised as of the Effective Time, at the Effective Time, such TFB Options shall at the Effective Time become fully vested to the extent not vested as of such date and be canceled, and in lieu thereof, the holders of such TFB Options shall be paid in cash an amount equal to the product of (a) the number of shares of TFB Stock subject to such option at the Effective Time and (b) the amount by which the Total Consideration Value Per Share exceeds the exercise price per share of such TFB Option, net of any cash which must be withheld under federal and state income and employment tax requirements. As a condition to the receipt of a cash payment in cancellation of TFB Options, each option holder shall execute a cancellation agreement in form and substance reasonably satisfactory to GBCI. In the event that the exercise price of a TFB Option is greater than the Total Consideration Value Per Share, then TFB shall take such actions as may be reasonably necessary or appropriate to cause, at the Effective Time, such TFB Option to be canceled without any payment made in exchange therefor. At the Effective Time, all Compensation Plans of the Bank providing for equity-based compensation shall be terminated. Prior to the Effective Time, the board of directors of TFB and the Compensation Committee thereof, as applicable, will take all reasonable corporate actions, and adopt such resolutions as may be necessary or appropriate to effectuate this Section 1.4.

1.5 Payment to Dissenting Shareholders. Proposed Dissenting Shares shall have the rights provided by the ABCA.

1.6 Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of TFB Stock, for exchange in accordance with this Section 1.6 and Section 1.7, (a) certificates or, at GBCI’s option, evidence of shares in book entry form, representing the GBCI Shares for payment of the Per Share Stock Consideration in full; (b) cash in an amount necessary for payment of the Per Share Cash Consideration in full; (c) the cash in lieu of fractional shares to be paid in accordance with Section 1.3; and (d) the cash in settlement of in-the-money TFB Options to be paid in accordance with Section 1.4. Such cash and certificates for or other evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.7 Certificates.

1.7.1 Letter of Transmittal. As soon as practicable, but in no event later than five Business Days following the Effective Date, GBCI will cause to be mailed to each holder of record of a certificate evidencing shares of TFB Stock (a “Certificate”) a form letter of transmittal satisfactory to TFB and GBCI (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon cancellation of the Certificates in accordance with Section 1.7.2) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or other evidence of ownership in exchange for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.7.2 Surrender of Certificates. Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (and cash for fractional shares). Following the Effective Date, holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates for, (a) evidence of issuance in book entry form, or upon written request of such holder, certificates representing GBCI Common Stock; (b) a check or, at the election of the TFB shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2; and/or (c) a check representing the amount of cash in lieu of fractional shares, if any. Until evidence of the Certificates marked as cancelled is provided to GBCI and a properly executed Letter of Transmittal is received by the Exchange Agent, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.7.3 Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other taxes or establish to GBCI’s satisfaction that all applicable taxes have been paid or are not required.

1.7.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence that the holder owns TFB Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI may require (including such bond as may be required by the Exchange Agent in accordance with its policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.7.5 Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder (a) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (b) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.7.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of TFB Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record and shall receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of GBCI Shares into which the holder’s TFB Stock was converted at the Effective Time.

1.7.6 Checks in Other Names. Any Person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered must establish to GBCI’s satisfaction the right to receive this cash.

1.7.7 Undelivered Certificates. GBCI, at any time following payment for Dissenting Shares pursuant to the Appraisal Laws, may receive from the Exchange Fund cash in an amount equal to the Per Share Cash Consideration times the number of Dissenting Shares for which payment has been made. Any portion of the Exchange Fund that remains unclaimed by shareholders of TFB on a date that is six months after the Effective Date may be paid to GBCI, at GBCI’s election. To the extent so paid, holders of TFB Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of TFB Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor TFB will be liable to any holder of TFB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of TFB Stock, GBCI and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved of any responsibility with respect to any claims thereto.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Arizona Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and ABCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and TFB agree upon a different date, the Effective Date will be the date of Closing.

2.2 Events of Closing. Closing shall occur within five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by, Article 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of TFB and the Bank. Each of TFB and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a schedule to this Agreement:

3.1.1 Organization and Good Standing. TFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The Bank is duly organized, validly existing, and in good standing as a state-chartered bank under the laws of the State of Arizona and has all requisite power and authority to own and operate its properties and to carry on its business as now conducted. The locations of all offices, including approved and unopened offices of the Bank are listed in Schedule 3.1.1.

3.1.2 Corporate Authority. The execution, delivery and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any Material Contract; (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it, or any of their respective properties or assets is subject (each, a “Law”); or (d) any material change in the rights or obligations of any party under any of the Material Contracts. Schedule 3.1.2 contains a list of all consents TFB or the Bank must obtain from third parties or notices that must be provided under any Material Contract before consummation of the Merger.

3.1.3 Capital Stock.

(a) The authorized capital stock of TFB consists of 9,000,000 shares of TFB Stock. A total of 2,311,349 shares of TFB Stock (including all unvested restricted shares of TFB Stock) were issued and outstanding as of September 30, 2016, and as of the Execution Date, all of which shares were validly issued and are fully paid and nonassessable. No shares of preferred stock are authorized as of the Execution Date.

(b) The authorized capital stock of the Bank consists of 3,000,000 shares of common stock, $5.00 par value per share. A total of 100 shares of Bank common stock are issued and outstanding as of the Execution Date, all of which are owned by TFB free and clear of all Liens and validly issued, fully paid, and nonassessable, except to the extent of any assessment required under 12 USC Section 55.

(c) Except as set forth in Schedule 3.1.3 and 32,175 shares of TFB Stock reserved for issuance upon exercise of options duly granted under the TFB Stock Plan and outstanding as of the Execution Date (the “TFB Options”), no shares of TFB Stock are reserved for issuance, and there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of TFB or the Bank of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither TFB nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person. Neither TFB nor the Bank has outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights, and there are no voting trusts, shareholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the outstanding shares of TFB Stock.

3.1.4 Subsidiaries; Investments.

(a) TFB has no Subsidiaries other than the Bank, and the Bank has no Subsidiaries.

(b) Schedule 3.1.4 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by TFB or the Bank. All such investments comply with all applicable laws and regulations, including without limitation the BHC Act.

(c) Neither TFB nor the Bank owns, or controls, or has an economic interest in, directly or indirectly, any joint ventures, partnerships, limited liability companies, special purpose entities, limited purpose entities, or qualified special purpose entities. There are no transactions, arrangements, or other relationships between TFB or the Bank, and any executive officer or director of TFB or the Bank or any of their respective affiliates that are not specifically reflected in the TFB Financial Statements.

3.1.5 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2013, each of TFB and the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (i) the FDIC, (ii) the Federal Reserve, (iii) the Arizona Department of Financial Institutions, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) Delivery to Other Party of Reports. TFB has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, private placement memorandum, report, proxy statement or information statement, or similar document (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or the Bank with respect to periods since January 1, 2013, through the Execution Date.

(c) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Financial Statements. Each of TFB’s and the Bank’s balance sheets included in the TFB Financial Statements and the Bank Financial Statements, respectively, fairly presents in all material respects (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of TFB and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the TFB Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of TFB and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

(e) Books and Records. The books and records of TFB and the Bank have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements.

3.1.6 Properties.

(a) Neither TFB nor the Bank are party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the TFB Financial Statements or in Schedule 3.1.6,

TFB and/or the Bank have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent, non-monetary Liens on the Real Property that do not adversely affect the use or value of the Real Property in any material respect, or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the TFB Financial Statements as being owned by either of them as of the Execution Date. To the Knowledge of TFB, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

(b) To the Knowledge of TFB, all buildings and all fixtures, equipment and other property and assets that are material to TFB’s business on a consolidated basis are owned by TFB or the Bank or are held under leases or subleases, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(c) Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(d) To the Knowledge of TFB, TFB has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property and no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7 Environmental Matters.

(a) For purposes of this Section 3.1.7, the following definitions apply:

(i) “Subject Property” with respect to TFB and the Bank means (A) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be a present or past owner or operator of or as otherwise having control over.

(ii) “Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between TFB or the Bank and any governmental entity presently in effect relating to: (A) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (B) the protection of human health or the environment.

(iii) “Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance” in 42 USC Section 9601(14), (B) defined as a “pollutant or contaminant” in 33 USC Section 1362(6), (C) defined as a “hazardous waste” in 42 USC Section 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by TFB and/or the Bank for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(b) To the Knowledge of TFB, TFB, the Bank, and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and no circumstances exist that would result in a material violation of such Environmental Laws.

(c) None of the following exists, and to the Knowledge of TFB, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving TFB, the Bank or any Subject Property, relating to:

(i) an asserted liability of TFB or the Bank or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(iv) personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property or, if present, none of such vessels are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither TFB nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property is properly contained in compliance with all applicable Environmental Laws and there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of TFB, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws.

(e) To the Knowledge of TFB, no part of the Subject Property has been or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of TFB, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remedial action under applicable Environmental Laws.

3.1.8 Taxes.

(a) Tax Returns and Payment of Taxes. TFB and the Bank have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by law to be filed by them. Such Tax Returns are true, complete and correct in all material respects. Neither TFB nor the Bank is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by TFB or the Bank (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, TFB has made an adequate provision for such Taxes in TFB’s financial statements (in accordance with GAAP). TFB’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by TFB and the Bank through the date of such financial statements. Neither TFB nor the Bank has incurred any liability for Taxes since the date of TFB’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. TFB has made available to GBCI complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of TFB or the Bank for any Tax period ending after January 1, 2013.

(c) Withholding. TFB and the Bank have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable law.

(d) Liens. There are no Liens for Taxes upon the assets of TFB or the Bank other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the TFB Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against TFB or the Bank remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of TFB or the Bank. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of TFB or the Bank. Schedule 3.1.8(e) lists all federal, state, local and non-U.S. income Tax Returns filed with respect to TFB and the Bank for taxable periods ended on or after January 1, 2012, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(f) Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where TFB and the Bank do not file Tax Returns that TFB or the Bank is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. Neither TFB nor the Bank has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. Neither TFB nor the Bank (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely TFB and the Bank), (ii) has any liability for Taxes of any Person (other than TFB or the Bank) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign law), as a transferee or successor, by contract, or otherwise, or (iii) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement, (except for such agreements or arrangements solely between TFB and the Bank).

(i) Change in Accounting Method. Neither TFB nor the Bank has agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise.

(j) Post-Closing Tax Items. TFB and the Bank will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) election under IRC Section 108(i).

(k) Ownership Changes. Without regard to this Agreement, neither TFB nor the Bank has undergone an “ownership change” within the meaning of IRC Section 382.

(l) U.S. Real Property Holding Corporation. Neither TFB nor the Bank has been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(a).

(m) IRC Section 355. Neither TFB nor the Bank has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(n) Reportable Transactions. Neither TFB nor the Bank has been a party to, or a promoter of, a “reportable transaction” within the meaning of IRC Section 6707A(c)(1) and Treasury Regulations 1.6011-4(b).

(o) IRC Section 6662. Each of TFB and the Bank has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of IRC Section 6662.

(p) IRC Section 280G. Neither TFB nor the Bank has made any payments, is obligated to make any payments or is a party to any agreement that could obligate it to make any payments that are not deductible under IRC Section 280G.

(q) Tax Attributes. Schedule 3.1.8(q) sets forth the following information with respect to each of TFB and the Bank as of the most recent practicable date: (i) the basis in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution; (iii) the amount of any deferred gain or loss arising out of any intercompany transaction; and (iv) the amount of any excess loss account in the stock of a Subsidiary.

3.1.9 Regulatory Matters.

(a) TFB and the Bank have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and TFB has no Knowledge of, nor has it received since January 1, 2013, written notice of, any material defaults or material violations of any applicable Law.

(b) Except as disclosed in Schedule 3.1.9, neither TFB nor the Bank is a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) TFB and the Bank have properly administered all accounts for which they act as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of TFB, the Bank, or any director, officer or employee of TFB or the Bank has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(d) Neither TFB nor the Bank, nor, to the Knowledge of TFB, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 USC § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.1.10 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, neither TFB nor the Bank is bound by any contract, agreement, or arrangement that is material to operation of its business (each a “Material Contract”), including, without limitation, any contract, agreement, or arrangement that: (i) is to be performed after the Execution Date; (ii) has not been set forth in Schedule 3.1.10; (iii) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of TFB or any of its affiliates; (iv) that obligates TFB or any of its affiliates to conduct business with any third party on an exclusive or preferential basis; (v) that requires referrals of business or requires TFB or any of its affiliates to make available investment opportunities to any Person on a priority or exclusive basis; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of TFB or the Bank; (vii) that limits the payment of dividends by TFB or the Bank; (viii) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, except in each case that relate to merchant banking investments by TFB or the Bank in the ordinary course of business; (ix) that provides for payments to be made by TFB or the Bank upon a change in control thereof; (x) that was not negotiated and entered into on an arm’s-length basis; (xi) that provides for indemnification by TFB or the Bank of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification; (xii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per annum (other than any such contracts which are terminable by TFB or the Bank on 60 days or less notice without any required payment or other conditions, other than the condition of notice); (xiii) to which any affiliate, officer, director, employee or consultant of TFB or the Bank is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (xiv) that would prevent, materially delay or materially impede TFB’s ability to consummate the Merger or the other transactions contemplated hereby; (xv) that contains a put, call or similar right pursuant to which TFB or the Bank could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or (xvi) that is otherwise not entered into in the ordinary course of business or that is material to TFB or the Bank or their financial condition or results of operations.

(b) (i) Each Material Contract is a valid and legally binding agreement of TFB or the Bank, as applicable, and, to the Knowledge of TFB, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) TFB and the Bank have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) neither TFB nor the Bank, and, to the Knowledge of TFB, any counterparty or counterparties, is in breach of any material provision of any Material Contract; and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of TFB or the Bank under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.10 sets forth a true and complete list of (A) all Material Contracts pursuant to which consents or waivers are or may be required and (B) all notices which are required to be given, in each case, prior to the performance by TFB of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.11 Compliance. Each of TFB and the Bank has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit TFB or the Bank to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of TFB, no suspension or cancellation of any of them is threatened.

3.1.12 Knowledge as to Conditions. To the Knowledge of TFB, there exists no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.13 Litigation. Except as shown on Schedule 3.1.13, no material litigation, proceeding or controversy before any court or governmental agency is pending on behalf of TFB or the Bank (other than routine foreclosure proceedings), and there is no pending, claim, action or proceeding against TFB or the Bank and, to the Knowledge of TFB, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.14 No Material Adverse Effect. Since December 31, 2015, (a) TFB and the Bank have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on TFB.

3.1.15 Shareholder List. TFB has provided to GBCI a list of its shareholders as of the most recent practicable date. To TFB’s Knowledge, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the TFB Stock as of the date thereof, excluding those whose identities have been withheld by certain shareholders and their broker-dealers, as disclosed and provided to GBCI.

3.1.16 Asset Classification.

(a) Schedule 3.1.16 sets forth a list, accurate and complete, as of December 31, 2015, and as of June 30, 2016, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of TFB and the Bank that have been criticized or classified by any internal audit conducted by TFB and/or the Bank, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(b) Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2015, or as of June 30, 2016, as the case may be, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by TFB or the Bank before the Execution Date.

3.1.17 Insurance. TFB and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.17 lists all insurance policies maintained by TFB or the Bank within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.18 Labor Matters.

(a) Neither TFB nor the Bank is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither TFB nor the Bank is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving TFB or the Bank is pending or, to the Knowledge of TFB, threatened. TFB has no Knowledge of any activity involving its or the Bank’s employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) TFB and the Bank have made available to GBCI all personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of the

Bank and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.18. TFB and the Bank is and has been in compliance in all material respects with all applicable laws and regulations respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Other than as listed on Schedule 3.1.18, no employee of TFB or the Bank has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee and without liability to TFB or the Bank (other than for salary or wages for time worked and benefits earned prior to the date of such termination). TFB has provided to GBCI a true and complete list of all independent contractors and consultants to TFB or the Bank, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.19 Employee Benefits.

(a) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by TFB or the Bank, as the case may be. TFB and the Bank are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(b) Schedule 3.1.19 sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentives, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by TFB or its Subsidiaries for the benefit of any employees or former employees of TFB and the Bank, including, without limitation, all salary continuation or supplementation agreements between TFB or the Bank and any of its officers, directors, or employees (collectively, its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of the Bank (collectively, “Employees”), including Plans and related amendments, have been made available to GBCI.

(c) All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which TFB and/or the Bank may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of TFB, nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation relating to its Plans is pending or, to the Knowledge of TFB, threatened. Neither TFB nor the Bank has engaged in a transaction with respect to any Plan that could subject it or the Bank to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(d) All material contributions required to be made by TFB or the Bank under the terms of any of its Plans have been timely made or have been reflected in the TFB Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither TFB nor the Bank or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(e) Except as disclosed in the TFB Financial Statements or in Schedule 3.1.19, neither TFB nor the Bank has any obligations for retiree health and life benefits.

(f) No provision of the documents governing any Plan contains restrictions on the rights of TFB or the Bank to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(g) Except as disclosed in the TFB Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.19, the Merger will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any material increase in benefits under any Compensation Plan or (iii) payment of any severance, true-up, change in control, or similar payments or compensation under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.19 have been properly accrued in accordance with GAAP.

(h) Except as disclosed in Schedule 3.1.19, neither TFB nor the Bank maintains an executive supplemental retirement plan or similar arrangement for any of its current or former officers, directors, or employees.

(i) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. To the Knowledge of TFB, the requirements of COBRA have been met with respect to each applicable Plan.

(j) Each Compensation Plan that is subject to IRC Section 409A has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulation, notices, rulings, and final regulations).

3.1.20 Takeover Laws. TFB and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transaction from, and this Agreement and the Transaction are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover laws and regulations of any state, including, without limitation, the State of Arizona, applicable to it (collectively, “Takeover Laws”). TFB and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transaction comply with, and this Agreement and the Transaction do comply with, the requirements of any articles, sections, or provisions of the Articles of Incorporation and Bylaws of TFB and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). TFB has no shareholder rights plan, “poison pill,” or similar plan.

3.1.21 Opinion of Financial Advisor; Broker’s or Finder’s Fees. The board of directors of TFB has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the per share merger consideration to be received by the holders of TFB common stock in the Merger is fair, from a financial point of view, to such holders (the “Fairness Opinion”). Such opinion has not been amended or rescinded as of the date hereof. Except for the fees of Keefe, Bruyette & Woods, Inc., to obtain the Fairness Opinion and for advisory services pursuant to an agreement dated July 28, 2016, that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of TFB or the Bank, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.1.22 Completeness of Representations. No representation or warranty made by or with respect to TFB or the Bank in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.2 Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to TFB and the Bank that:

3.2.1 Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2 Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”); (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3 Capital Stock.

(a) The authorized capital stock of GBCI consists of 1,000,000 shares of Preferred Stock, par value $0.01 and 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. No shares of Preferred Stock are outstanding and a total of 76,525,402 shares of GBCI Common Stock were issued and outstanding as of September 30, 2016, all of which were validly issued and are fully paid and nonassessable. As of September 1, 2016, no options to acquire shares of GBCI Common Stock are outstanding.

(b) No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI’s Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other Person, except as so disclosed.

(c) The shares of GBCI Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

3.2.4 Reports and Financial Statements.

(a) Filing of Reports. Since January 1, 2013, GBCI and each of its Subsidiaries have filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (i) the SEC, (ii) the Federal Reserve, (iii) the FDIC, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date),

each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c) Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, amounts payable to holders of In-the-money Options, and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6 Taxes. All material Tax Returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all Taxes upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are shown as due and payable on such Tax Returns have been paid. The federal income portion of such taxes have been paid in full as indicated in the federal income tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional Taxes are being asserted with respect to federal or state income tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional Taxes.

3.2.7 Absence of Regulatory Action. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any applicable Laws (including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection

Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.8 Knowledge as to Conditions. GBCI has no Knowledge of any reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.9 Litigation. Except as disclosed in GBCI’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending, or to the Knowledge of GBCI threatened, claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.10 No Material Adverse Effect. Since December 31, 2015, (a) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.11 Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

ARTICLE 4

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 Conduct of TFB’s and the Bank’s Businesses Prior to Closing. TFB and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to TFB, subject to applicable law, the books, records, properties, contracts and documents of TFB and the Bank will be available at reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege, contravene any law, order, judgment or decree. TFB and the Bank will reasonably cooperate in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(b) Upon prior written reasonable request by GBCI, TFB and the Bank will request that any third parties involved in the preparation or review of the TFB Financial Statements or TFB Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI, (which consent shall not be unreasonably withheld or delayed under subparagraphs (g), (h), and (j) below), subject to applicable law and except as required by the FDIC or the Federal Reserve (so long as GBCI receives prior written notice of such required action) or specifically contemplated by this Agreement, TFB and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(a) effect any stock split or other recapitalization with respect to TFB Stock or the shares of the Bank; issue, redeem, pledge or encumber in any way any shares of such capital stock;

(b) other than as permitted by this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to TFB Stock, or assets of TFB;

(c) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets having a value greater than $100,000 or make any material commitment other than in the ordinary and usual course of business;

(d) solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(e) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed and which will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a loan package concerning the loan at issue;

(f) make any negative provisions to the Bank’s ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(g) acquire an ownership interest (except other real estate owned with a value not exceeding $100,000) or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6 and in the case of an ownership interest (including non-residential other real estate owned), without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days’ advance notice;

(h) enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (i) entered into in the ordinary course of business, consistent with past practices, and (ii) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(i) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(j) enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(k) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(l) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(m) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (A) by GAAP, (B) for tax purposes, or (C) to take advantage of any beneficial tax or accounting methods;

(o) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate except for emergency repairs or replacements;

(p) enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(q) willfully take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 TFB and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, TFB or the Bank, as applicable, shall:

(a) Take all action necessary to satisfy any contractual notice or consent requirements under the Material Contracts arising from the Transaction.

(b) Except as otherwise provided in this Agreement, terminate by all necessary and appropriate actions of the boards of directors of TFB and the Bank, as applicable, such Plans (including Compensation Plans) maintained by TFB or the Bank as may be requested by GBCI in connection with the Closing (after satisfaction or waiver of all Closing conditions) and for which no participant consent is required; provided that such request by GBCI is made at least 10 days prior to Closing. If requested by GBCI, TFB and the Bank shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, TFB and the Bank shall, prior to the date of calculation of TFB Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made upon termination of the Plans and Compensation Plans. All resolutions, notices, or other documents issued, adopted or executed by TFB or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld.

(c) Take such corporate action as may be reasonably requested by GBCI in connection with the termination or merger of the TFB 401(k) Plan provided that such request by GBCI is made at least 10 days prior to Closing. GBCI shall take all reasonable action necessary to merge the 401(k) Plan with GBCI’s 401(k) Plan as soon as is administratively possible, assuming the 401(k) Plan is deemed eligible to be merged, or to otherwise permit employees of the Bank who continue employment with Glacier Bank after the Effective Time to roll over any eligible rollover distributions (within the meaning of IRC Section 401(a)(31), inclusive of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to any such continuing employee from the 401(k) Plan to GBCI’s 401(k) Plan.

(d) Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank Owned Life Insurance policies or similar plans and related agreements.

(e) (i) Prepare and use reasonable best efforts to have executed by all employees described on Schedule 4.1.3 an acknowledgement and release in a form reasonably acceptable to GBCI in exchange for payment of amounts described in such schedule, and (ii) prior to the date of calculation of TFB Closing Capital, accrue for all such payments to affected employees and make arrangements for such payments to be made at or prior to the Closing.

(f) (i) Not take any action that would cause the Transaction to be subject to requirements imposed by any Takeover Laws, (ii) take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transaction from any applicable Takeover Laws, as now or hereafter in effect, (iii) not take any action that would cause the Transaction not to comply with any Takeover Provisions, and (iv) take all necessary steps within its control to make the Transaction comply or continue to comply with the Takeover Provisions.

4.1.4 Maintenance of Properties. TFB and the Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5 Preservation of Business Organization. Each of TFB and the Bank will use its commercially-reasonable efforts to: (a) preserve its respective business organization; (b) retain the services of management and employees; and (c) preserve the goodwill of suppliers, customers and others with whom TFB and the Bank have business relations.

4.1.6 Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, TFB and the Bank will not make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7 Compensation. Except as disclosed in Schedule 4.1.7, TFB and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by TFB or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with TFB’s and the Bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, TFB and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks’ notice.

4.1.8 Updates of Financial Statements. TFB will deliver to GBCI (a) unaudited balance sheets and related statements of income and shareholders’ equity for (i) the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) TFB on a consolidated and parent-only basis for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, and (b) audited consolidated balance sheets for TFB as of December 31, 2016, and 2015, and the related audited statements of income, cash flows and changes in shareholders’ equity for each of the fiscal years then ended on or before February 28, 2017. The Subsequent TFB Financial Statements: (w) will be prepared from the books and records of TFB and the Bank; (x) will present fairly the financial position and operating results of TFB and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in

Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and (z) will reflect all liabilities, of TFB and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (ii) not significant in amount. All contingent liabilities known to TFB that are required to be reflected in footnotes in accordance with GAAP and not recorded on the Subsequent TFB Financial Statements will be disclosed in writing to GBCI.

4.1.9 Update Schedules. From the Execution Date until Closing, TFB will promptly revise and supplement the schedules to this Agreement prepared by or on behalf of TFB or the Bank to enable such schedules to remain accurate and complete in all material respects. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of TFB’s representations or warranties contained in this Agreement.

4.1.10 Acquisition Proposal. TFB and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing. TFB agrees that neither it nor any of its Subsidiaries will, and TFB will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of TFB) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event TFB receives an unsolicited bona fide Acquisition Proposal and the board of directors of TFB determines prior to approval of the Transaction by TFB’s shareholders, in good faith, that (a) such proposal constitutes a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, or provide confidential information or data to, a Person in connection with such Acquisition Proposal, TFB may do so to the extent required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, TFB and such Person shall have executed a confidentiality agreement on terms at least as favorable to TFB as those contained in its confidentiality agreement with GBCI. TFB will further notify GBCI in writing immediately (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with TFB, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received. TFB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10.

4.1.11 Status of Title/Leasehold Interests. TFB will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties

(the “Title Companies”), the cost of which shall be borne and paid by GBCI. These title commitments must show the current status of title to the Real Property. Within 15 days after the date on which TFB delivers all of the title reports to GBCI for its review, GBCI will inform TFB in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. TFB will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. TFB will not, however, be obligated to seek removal of exceptions that are (a) non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations or as otherwise used by TFB or the Bank as of the Execution Date or (b) monetary or non-monetary exceptions disclosed in Schedule 3.1.6 or in the TFB Financial Statements. At Closing, if requested by GBCI, TFB will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and TFB, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent, non-monetary Liens that do not adversely affect the use or value of such Real Property in any material respect, and other exceptions to title as set forth in the title commitments as approved by GBCI.

4.1.12 Directors’ and Officers’ Liability. Before the Effective Date, TFB will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of TFB, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to TFB, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13 Review of Loans. TFB and the Bank will permit GBCI and its advisors to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of its ALLL and to establish appropriate accounting adjustments under FAS141R. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.16.

4.1.14 Continuing Representation and Warranty. Neither TFB nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2 Registration Statement; TFB Meeting.

4.2.1 Preparation of Registration Statement.

(a) As soon as possible following the Execution Date, but not later than 45 days after the Execution Date, GBCI will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to TFB’s shareholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the TFB Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of TFB relating to TFB and the Bank, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. TFB will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. TFB will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2 Submission to Shareholders. TFB will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “TFB Meeting”). The TFB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to TFB’s shareholders without objection by applicable governmental authorities. The Board of Directors of TFB will recommend approval of this Agreement to TFB’s shareholders, and shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, TFB receives a Superior Proposal and the board of directors of TFB determines, in good faith and after consultation with independent legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify, or qualify such recommendation.

4.3 Submission to Regulatory Authorities. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger.

GBCI will provide copies of such applications for review by TFB prior to their submission to the applicable regulatory authorities. These applications are expected to include: (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve with respect to the Merger; (b) an application to the Commissioner of the Montana Division and Arizona Department of Financial Institutions and related filings regarding the Transaction; and (c) filings and coordination with the offices, of the Secretaries of State of Montana and Arizona with respect to the Merger and the Bank Merger. TFB and the Bank will cooperate and use reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist GBCI in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and governmental authorities necessary to consummate the Transaction. TFB and the Bank shall, upon reasonable request, furnish GBCI with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of GBCI, Glacier Bank, TFB, or the Bank to any third party or governmental authority in connection with the Transaction.

4.4 Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of TFB and GBCI.

4.5 Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or TFB and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7 Transition. During the period from the Execution Date to the Effective Time, TFB and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of its ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, TFB, and the Bank shall also meet as requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither TFB nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless TFB and the Bank otherwise agrees, no conversion shall take place prior to the Effective Time; provided, however, no such request by or behalf of GBCI or Glacier Bank shall interfere materially with the performance of duties by any employee of TFB or the Bank.

4.8 Notice. The parties will provide each other with prompt written notice of:

4.8.1 Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

4.8.2 The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

4.8.3 In the case of TFB and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.9 Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction.

4.10 Availability of GBCI’s Books, Records, and Properties. GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to TFB and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

4.11 Blue Sky Filings. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.12 Tax Treatment. Neither GBCI and its Subsidiaries nor TFB and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under IRC Section 368(a).

4.13 TFB Closing Capital. No earlier than the 12th Business Day nor later than the 10th Business Day before the Closing, TFB shall calculate in good faith the estimated TFB Capital as of Closing and shall provide GBCI with a copy of the proposed Subsequent Bank Financial

Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the TFB Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such TFB Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify TFB as to whether GBCI accepts or disputes the amount of the TFB Capital, which such acceptance or dispute shall not be unreasonably withheld, conditioned or delayed. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and TFB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to GBCI and TFB the resolution of such disputed matters and the effect of such determinations on the calculation of the TFB Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and TFB mutually agree upon a different amount. The TFB Capital as of Closing, as determined and agreed upon in writing by GBCI and TFB in accordance with this Section 4.13, is the “TFB Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.13 and Section 4.14 below shall be shared equally by GBCI, on the one hand, and TFB, on the other hand, and TFB’s portion shall be an expense in the calculation of the TFB Closing Capital.

4.14 Transaction Related Expenses. No later than the 10th Business Day before Closing, TFB shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within two Business Days following receipt thereof, notify TFB as to whether GBCI accepts or disputes the amount of the Transaction Related Expenses, which such acceptance or dispute shall not be unreasonably withheld, conditioned, or delayed. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and TFB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by Independent Accountants in accordance with the process set forth in Section 4.13. The Transaction Related Expenses as of Closing, as determined and agreed upon in writing by GBCI and TFB in accordance with this Section 4.14, are the “Final Transaction Related Expenses.”

4.15 Payment of Dividend. To the extent the TFB Closing Capital exceeds the Closing Capital Requirement, TFB may, upon written notice to GBCI not less than 10 Business Days prior to Closing and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount of such excess in lieu of any positive adjustment to the Per Share Cash Consideration under Section 1.2.3(d).

4.16 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by February 28, 2017, and in any case, as soon as reasonably practicable thereafter, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.17 Listing. GBCI will use its reasonable best efforts to cause the GBCI Shares to be authorized for listing on the NASDAQ Global Market, subject to official notice of issuance, prior to the Effective Time.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2 Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The representations and warranties of TFB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of TFB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). TFB and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of TFB and the Bank and dated as of Closing.

5.2.2 Compliance. TFB will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. TFB will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of TFB and dated as of Closing.

5.2.3 Closing Capital and Financial Statements. TFB will have delivered to GBCI the financial information set forth in Section 4.13, and the parties will have agreed upon the amount of TFB Closing Capital pursuant to the terms of Section 4.13.

5.2.4 Transaction Related Expenses. TFB will have delivered to GBCI the information set forth in Section 4.14, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.14.

5.2.5 No Material Adverse Effect. Since June 30, 2016, and since the Execution Date, there will have been no material damage, destruction, or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to TFB or the commencement of any proceeding against TFB or the Bank that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to TFB.

5.2.6 Financial Condition. In the opinion of the Executive Officers of TFB and the Bank, the Bank’s ALLL is adequate to absorb the Bank’s anticipated loan losses.

5.2.7 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.8 Opinion of Counsel. Counsel to TFB will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to GBCI.

5.2.9 Tax Opinion. GBCI will have obtained from Garlington, Lohn & Robinson, PLLP and delivered to TFB, an opinion addressed to TFB and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.2.10 Real Property Matters. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

5.2.11 Corporate and Shareholder Action. Each of the following will have approved or ratified the Merger or the Bank Merger, as applicable:

(a) The Boards of Directors of TFB and the Bank;

(b) TFB, as sole shareholder of the Bank; and

(c) The shareholders of TFB.

5.2.12 Resignation of Directors. The directors of TFB and the Bank will have tendered their written resignations from the respective Board of Directors, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.13 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.14 No Change in Loan Review. TFB will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a change in either: (a) the information set forth in Schedule 3.1.16 or (b) information revealed during GBCI’s previous examinations of the Bank’s loans, in either case which change constitutes a Material Adverse Effect.

5.2.15 Provision for Payments. TFB or the Bank shall have complied with and made provision for all payments contemplated by Section 4.1.3(e)(ii) of this Agreement.

5.3 Conditions to Obligations of TFB. All obligations of TFB pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to TFB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to TFB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4 No Material Adverse Effect. Since June 30, 2016, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (b) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5 Corporate Action. Each of (a) the Board of Directors of GBCI, (b) GBCI, as the sole shareholder of Glacier Bank, and (c) Glacier Bank will have approved the Merger or the Bank Merger, as applicable.

5.3.6 Registration Statement; Listing. The Registration Statement will have become effective as specified in Section 5.2.13, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ Global Market (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7 Blue Sky Filings. GBCI will have received the state securities laws or “Blue Sky” permits and approvals specified in Section 4.11.

5.3.8 Tax Opinion. TFB will have obtained from Hogan Lovells US LLP and delivered to GBCI, an opinion addressed to TFB and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.3.9 Payments to the Exchange Agent. GBCI will have deposited the Merger Consideration with the Exchange Agent.

5.3.10 Approval of TFB Shareholders. The shareholders of TFB will have approved this Agreement and the Merger by the requisite vote under Arizona law and TFB’s Articles of Incorporation, as applicable.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director and Shareholder Agreements. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any employees of TFB and the Bank who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2 Treatment of Past Service. For purposes of such participation, current employees’ prior service with TFB and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination). Following termination of any similar Plan with the Bank, if Employees become eligible to participate in a medical, dental or health plan of GBCI or Glacier Bank upon such termination, GBCI and/or Glacier Bank, as applicable, shall make all commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of GBCI or Glacier Bank, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous Plan prior to the Effective Time. GBCI and/or Glacier Bank, as applicable, shall assume and honor, under the vacation policies of TFB and the Bank as set forth on Schedule 6.2.2, the accrued but unused vacation time of the Employees prior to the Effective Time, less the difference between any accrual based on five weeks of vacation annually and the four week maximum to be available to employees after Closing.

6.2.3 No Contract Created. Nothing in this Agreement will give any employee a right to continuing employment.

6.2.4 Severance Payments. Bank employees who are not entitled to severance under the Compensation Plan payments set forth in Schedule 3.1.19 and who stay with the Bank through Closing but are not offered employment with Glacier Bank following the Closing will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years or prior service with the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers. For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of TFB and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that TFB and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date, provided, however that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses to the indemnified parties to the fullest extent that such indemnified parties would be entitled under TFB’s Bylaws. Any determination required to be made with respect to whether the conduct of an officer or director is entitled to indemnification complies with the standard set forth under TFB’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. GBCI will use reasonable best efforts to cause to be maintained in effect (with reputable and financially sound insurers) for a period of six years after the Effective Date director and officer liability insurance with respect to claims arising from facts or events that occurred before the Effective Time.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before May 31, 2017, either GBCI or TFB may terminate this Agreement and the Merger if both of the following conditions are satisfied:

7.1.1 the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

7.1.2 the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2 Termination Due to GBCI Average Closing Price Greater Than $32.52.

7.2.1 GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to TFB on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $32.52 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date), unless TFB makes the election set forth in Section 7.2.2.

7.2.2 TFB’s Right to Adjust Consideration. If GBCI provides written notice to TFB in accordance with Section 7.2.1, then within three Business Days following TFB’s receipt of such notice, TFB may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Per Share Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing (a) the quotient obtained by dividing (i) the result of (A) the number of shares of TFB Stock outstanding at the Effective Time, multiplied by (B) the Per Share Stock Consideration, further multiplied by (C) $32.52, by (ii) the GBCI Average Closing Price (rounded up to the nearest whole share), and (b) the number of shares of TFB Stock outstanding at the Effective Time (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

If TFB makes such election to accept a decrease in the number of GBCI Shares to be issued as the Per Share Stock Consideration, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.3 Termination Due to GBCI Average Closing Price Less Than $24.04.

7.3.1 TFB’s Right to Terminate. By specific action of its board of directors, TFB may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is (a) less than $24.04 but not less than $22.62 and the price of GBCI Common Stock has, during the period from the Execution Date through the Determination Date, underperformed the KBW Regional Banking Index by more than 10 percent, or (b) less than $22.62 (without in either case taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date), unless GBCI makes the election set forth in Section 7.3.2.

7.3.2 GBCI’s Right to Adjust Consideration. If TFB provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to TFB to (a) in the event of a termination pursuant to Section 7.3.1(a), adjust the Per Share Stock Consideration (or Per Share Cash Consideration, or a combination thereof) such that the total value of GBCI Common Stock to be issued in the Transaction, plus any additional Cash Consideration, is equal to the result of (i) the number of shares of TFB Stock outstanding at the Effective Time, multiplied by (ii) the Per Share Stock Consideration, multiplied by (iii) $24.04, or (b) in the event of a termination by the Bank pursuant to Section 7.3.1 (b), adjust the Per Share Stock Consideration (or in GBCI’s discretion the Per Share Cash Consideration, or a combination thereof) such that the total value of GBCI Common Stock to be issued in the Transaction, plus any additional Cash Consideration, is equal to the result of (i) the number of shares of TFB Stock outstanding at the Effective Time, multiplied by (ii) the Per Share Stock Consideration, multiplied by (iii) $22.62.

If GBCI makes such election to increase the Per Share Stock Consideration or Per Share Cash Consideration, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration and/or Per Share Cash Consideration has been adjusted).

7.4 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by TFB’s shareholders, unless otherwise provided) by TFB (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1 Mutual Consent. By mutual consent of TFB and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2 No Regulatory Approvals. By TFB or GBCI, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have 15 Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

7.4.3 Breach of Representation. By TFB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this

Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by TFB) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party a termination fee as described below.

7.4.4 Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party a termination fee as described below.

7.4.5 Failure to Recommend or Obtain Shareholder Approval. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) TFB’s Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether TFB’s Board of Directors recommends to its shareholders the approval of the Merger, TFB’s shareholders elect not to approve the Merger.

7.4.6 Impracticability. By either GBCI or TFB, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Arizona to restrain or invalidate the Merger or this Agreement.

7.4.7 Dissenting Shares. By GBCI, if holders of 10 percent or more of the outstanding shares of TFB Stock are Proposed Dissenting Shares.

7.4.8 Superior Proposal—Termination by TFB. By the board of directors of TFB upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that TFB may not terminate this Agreement pursuant to this Section 7.4.8 unless (a) it has not breached Section 4.1.10, (b) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (c) it has provided GBCI at least five days’ prior written notice advising GBCI that the board of directors of TFB is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable TFB’s board of directors to proceed with the Merger, and (d) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.9 Superior Proposal—Termination by GBCI. By GBCI upon written notice to TFB if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to TFB or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the TFB Meeting.

7.5 Termination Fee Payable by TFB. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, TFB will pay to GBCI a termination fee of $400,000 if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI’s demand and must be paid by TFB within three Business Days following the date of GBCI’s demand.

7.6 Termination Fee Payable by GBCI. Due to expenses, direct and indirect, incurred by TFB in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to TFB a termination fee of $400,000 if TFB terminates this Agreement pursuant to Section 7.4.3 (breach of representation) or Section 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.6, it will be payable on TFB’s demand and must be paid by GBCI within three Business Days following the date of TFB’s demand.

7.7 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5 (Failure to Recommend), Section 7.4.8 (Superior Proposal—Termination by TFB), or Section 7.4.9(i) (Superior Proposal—Termination by GBCI—Immediate Acquisition Event), then TFB will immediately pay to GBCI $2,500,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal—Termination by GBCI—Subsequent Acquisition Event) and prior to or within one year after such termination, TFB or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event will have occurred, then TFB will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.8 Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Article 7, except as provided in Section 7.5, 7.6, or 7.7, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to the termination fees and Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: President and CEO Email(s): mblodnick@glacierbancorp.com rchesler@glacierbancorp.com

with a copy to:	Miller Nash Graham & Dunn LLP Pier 70 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Attn: Stephen M. Klein David G. Post Email: stephen.klein@millernash.com david.post@millernash.com

TFB and the Bank:	TFB Bancorp, Inc. 111689 South Foothills Blvd. Yuma, Arizona 85367 Attn: Mary Lynn D. Lenz, President and CEO Email: marylynn.lenz@foothillsbank.com

with a copy to:	Hogan Lovells US LP Columbia Square 555 13th Street, N.W. Washington, D.C. 20004 Attn: Richard Schaberg Email: richard.schaberg@hoganlovells.com or to such other address or Person as any party may designate by written notice to the other given under this section.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.9 (Confidentiality), Sections 7.5 and 7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Effective Time, and neither GBCI, Glacier Bank, TFB nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in Kalispell, Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Time of the Essence. Time shall be of the essence for the performance of the respective obligations of the parties under this Agreement.

ARTICLE 9

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the TFB Meeting; provided, however, that after approval by TFB’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of TFB without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

GLACIER BANK

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, CEO

By:	/s/ Randall M. Chesler
Randall M. Chesler, President

TFB BANCORP, INC.

By:	/s/ Mary Lynn D. Lenz
Mary Lynn D. Lenz, President and CEO

THE FOOTHILLS BANK

By:	/s/ Mary Lynn D. Lenz
Mary Lynn D. Lenz, President and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Robert Barkley

Ram R. Krishna

Mary Lynn D. Lenz

Tom Pancrazi

William Savory

David S. Sellers

Mark R. Smith

Scott Spencer

John R. Sternitzke

Significant Shareholder

The Spencer 2013 Irrevocable Trust

A-1

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

B-1

Exhibit B to Merger Agreement dated November 15, 2016

Transaction Related Expenses ($000s)	Transaction Related Expenses(1)
Management Change-In-Control Costs
$
Other
Total:	$

The “Maximum Transaction Expense Amount” for management change-in-control costs is $170,000. To the extent management change-in-control costs exceed $170,000, the amount in excess of $170,000 shall be treated as a liability in the calculation of TFB Closing Capital.

Vendor Termination and Deconversion Fees(2) (3)
$

Other
Total:	$

The “Maximum Transaction Expense Amount” for vendor termination and deconversion fees is $2,750,000. To the extent vendor termination and deconversion fees exceed $2,750,000, the amount in excess of $2,750,000 shall be treated as a liability in the calculation of TFB Closing Capital.

Professional Advisory Fees
Investment Banking – Advisory	$
Investment Banking – Fairness Opinion
Legal Services
Auditor
Other
Total:	$

The “Maximum Transaction Expense Amount” for professional advisory fees is $1,230,000. To the extent professional advisory fees exceed $1,230,000, the amount in excess of $1,230,000 shall be treated as a liability in the calculation of TFB Closing Capital.

B-2

Salary Continuation Plan CIC Accrual Costs
(4)	$
Other
Total:	$

The “Maximum Transaction Expense Amount” for salary continuation plan change-in-control accrual costs is $471,000. To the extent salary continuation plan change-in-control accrual costs exceed $471,000, the amount in excess of $471,000 shall be treated as a liability in the calculation of TFB Closing Capital.

(1)	To be determined and agreed upon by the parties immediately prior to Closing in accordance with Section 4.14 of the Merger Agreement
(2)	Calculated assuming the data processing conversion occurs on , 2017, with the termination penalty calculated using the most-recently available monthly payments (as of the respective dates of calculation)
(3)	Assuming a termination date of , 2017
(4)	Assuming a closing date of , 2017

For purposes of this Exhibit B “Maximum Transaction Expense Amounts” means each of the individual Maximum Transaction Expense Amounts set forth above.

B-3

APPENDIX B

Arizona Revised Statutes

TITLE 10 – CORPORATIONS AND ASSOCIATIONS

CHAPTER 13. DISSENTERS’ RIGHTS

Article 1 – Dissent and Payment for Shares

Sections 10-1301 through 10-1303;

Article 2 – Procedure for Exercise of Dissenters’ Rights

Sections 10-1320 through 10-1328; and

Article 3 – Judicial Appraisal of Shares

Sections 10-1330 and 10-1331

Article 1 – Dissent and Payment for Shares

10-1301. Definitions

In this article, unless the context otherwise requires:

1. “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

2. “Corporation” means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

3. “Dissenter” means a shareholder who is entitled to dissent from corporate action under section 10-1302 and who exercises that right when and in the manner required by article 2 of this chapter.

4. “Fair value” with respect to a dissenter’s shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion is inequitable.

5. “Interest” means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under the circumstances.

6. “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

7. “Shareholder” means the record shareholder or the beneficial shareholder.

10-1302. Right to dissent; applicability

A. A shareholder of a domestic corporation is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

1. Consummation of a plan of merger to which the corporation is a party if either:

(a) Shareholder approval is required for the merger by section 10-1103 or the articles of incorporation and if the shareholder is entitled to vote on the merger.

(b) The corporation is a subsidiary that is merged with its parent under section 10-1104.

2. Consummation of a plan of interest exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

3. Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

4. An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it either:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 10-604.

5. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

6. An election of the shareholders pursuant to section 10-2404 to have benefit corporation status or an election of the shareholders pursuant to section 10-2405 to terminate status as a benefit corporation.

7. Consummation of a plan of domestication if the shareholder does not receive interests in the foreign domesticated entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding interests of the domesticated entity as the shares held by the shareholder before the domestication.

8. Consummation of a plan of conversion if the shareholder does not receive interests in the converted entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding interests of the converted entity as the shares held by the shareholder before the conversion.

9. Consummation of a plan of division if the shareholder does not receive interests in each resulting entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding interests of each resulting entity as the shares held by the shareholder before the division.

B. A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C. This section does not apply to the holders of shares of any class or series if the shares of the class or series are redeemable securities issued by a registered investment company as defined pursuant to the investment company act of 1940 (15 United States Code section 80a-1 through 80a-64).

D. Unless the articles of incorporation of the corporation provide otherwise, this section does not apply to the holders of shares of a class or series if the shares of the class or series were registered on a national securities exchange, were listed on the national market systems of the national association of securities dealers automated quotation system or were held of record by at least two thousand shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action.

10-1303. Dissent by nominees and beneficial owners

A. A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the record shareholder dissents and the record shareholder’s other shares were registered in the names of different shareholders.

B. A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if both:

1. The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights.

2. The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

Article 2 – Procedure for Exercise of Dissenters’ Rights

10-1320. Notice of dissenters’ rights

A. If proposed corporate action creating dissenters’ rights under section 10-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and shall be accompanied by a copy of this article.

B. If corporate action creating dissenters’ rights under section 10-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and shall send them the dissenters’ notice described in section 10-1322.

10-1321. Notice of intent to demand payment

A. If proposed corporate action creating dissenters’ rights under section 10-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall both:

1. Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated.

2. Not vote the shares in favor of the proposed action.

B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for the shares under this article.

10-1322. Dissenters’ notice

A. If proposed corporate action creating dissenters’ rights under section 10-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 10-1321.

B. The dissenters’ notice shall be sent no later than ten days after the corporate action is taken and shall:

1. State where the payment demand must be sent and where and when certificates for certificated shares shall be deposited.

2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date.

4. Set a date by which the corporation must receive the payment demand, which date shall be at least thirty but not more than sixty days after the date the notice provided by subsection A of this section is delivered.

5. Be accompanied by a copy of this article.

10-1323. Duty to demand payment

A. A shareholder sent a dissenters’ notice described in section 10-1322 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to section 10-1322, subsection B, paragraph 3 and deposit the shareholder’s certificates in accordance with the terms of the notice.

B. A shareholder who demands payment and deposits the shareholder’s certificates under subsection A of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

C. A shareholder who does not demand payment or does not deposit the shareholder’s certificates if required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this article.

10-1324. Share restrictions

A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under section 10-1326.

B. The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

10-1325. Payment

A. Except as provided in section 10-1327, as soon as the proposed corporate action is taken, or if such action is taken without a shareholder vote, on receipt of a payment demand, the corporation shall pay each dissenter who complied with section 10-1323 the amount the corporation estimates to be the fair value of the dissenter’s shares plus accrued interest.

B. The payment shall be accompanied by all of the following:

1. The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

2. A statement of the corporation’s estimate of the fair value of the shares.

3. An explanation of how the interest was calculated.

4. A statement of the dissenter’s right to demand payment under section 10-1328.

5. A copy of this article.

10-1326. Failure to take action

A. If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

B. If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under section 10-1322 and shall repeat the payment demand procedure.

10-1327. After-acquired shares

A. A corporation may elect to withhold payment required by section 10-1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenters’ right to demand payment under section 10-1328.

10-1328. Procedure if shareholder dissatisfied with payment or offer

A. A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due and either demand payment of the dissenter’s estimate, less any payment under section 10-1325, or reject the corporation’s offer under section 10-1327 and demand payment of the fair value of the dissenter’s shares and interest due, if either:

1. The dissenter believes that the amount paid under section 10-1325 or offered under section 10-1327 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated.

2. The corporation fails to make payment under section 10-1325 within sixty days after the date set for demanding payment.

3. The corporation, having failed to take the proposed action, does not return the deposited certificates or does not release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

B. A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

Article 3 – Judicial Appraisal of Shares

10-1330. Court action

A. If a demand for payment under section 10-1328 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B. The corporation shall commence the proceeding in the court in the county where a corporation’s principal office or, if none in this state, its known place of business is located. If the corporation is a foreign corporation without a known place of business in this state, it shall commence the proceeding in the county in this state where the known place of business of the domestic corporation was located.

C. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law or by the Arizona rules of civil procedure.

D. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. There is no right to trial by jury in any proceeding brought under this section. The court may appoint a master to have the powers and authorities as are conferred on masters by law, by the Arizona rules of civil procedure or by the order of appointment. The master’s report is subject to exceptions to be heard before the court, both on the law and the facts. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

E. Each dissenter made a party to the proceeding is entitled to judgment either:

1. For the amount, if any, by which the court finds the fair value of his shares plus interest exceeds the amount paid by the corporation.

2. For the fair value plus accrued interest of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 10-1327.

10-1331. Court costs and attorney fees

A. The court in an appraisal proceeding commenced under section 10-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of any master appointed by the court. The court shall assess the costs against the corporation, except that the court shall assess costs against all or some of the dissenters to the extent the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327 or that the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 10-1328.

B. The court may also assess the fees and expenses of attorneys and experts for the respective parties in amounts the court finds equitable either:

1. Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of article 2 of this chapter.

2. Against the dissenter and in favor of the corporation if the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327.

3. Against either the corporation or a dissenter in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

C. If the court finds that the services of an attorney for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

Appendix C

November 15, 2016

The Board of Directors

TFB Bancorp, Inc.

11689 South Foothills Boulevard

Yuma, Arizona 85367

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of TFB Bancorp, Inc. (“TFB”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of TFB with and into Glacier Bancorp, Inc. (“Glacier”), pursuant to the Plan and Agreement of Merger (the “Agreement”) to be entered into by and among TFB, Foothills Bank, a wholly-owned subsidiary of TFB (“Foothills Bank”), Glacier and Glacier Bank, a wholly-owned subsidiary of Glacier (“Glacier Bank”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, on the Effective Date (as defined in the Agreement), each share of common stock, par value $5.00 per share, of TFB (the “TFB Common Stock”) issued and outstanding on the Effective Date (excluding Proposed Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the following consideration (subject to adjustment as provided in the Agreement and as to which we express no opinion): (i) $7.36152 in cash (the “Per Share Cash Consideration”) and (ii) 0.607387 of a share of common stock, par value $0.01 per share, of Glacier (“Glacier Common Stock” and, such portion of a share of Glacier Common Stock issuable for one share of TFB Common Stock, the “Per Share Stock Consideration”). The Per Share Cash Consideration and the Per Share Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Merger (or as soon as practicable thereafter) and pursuant to a separate merger agreement, Foothills Bank will be merged with and into Glacier Bank, with Glacier Bank as the surviving entity (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to TFB and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer businesses, including pursuant to existing sales and trading relationships between certain KBW affiliates and Glacier, KBW and its affiliates may from time to time purchase securities from, and sell securities to, TFB and Glacier and, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of TFB and Glacier for its and their own accounts and for the accounts of its and their respective customers and clients. We have acted exclusively for the board of directors of TFB (the “Board”) in rendering this opinion and will receive a fee from TFB for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, TFB has agreed to indemnify us for certain liabilities arising out of our engagement.

Keefe, Bruyette & Woods, a Stifel Company ● One Montgomery Street, Suite 3700, San Francisco, CA 94104

(415) 591-5020 ● www.kbw.com

The Board of Directors – TFB Bancorp, Inc.

November 15, 2016

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to TFB. In the past two years, KBW has not provided investment banking and financial advisory services to Glacier. We may in the future provide investment banking and financial advisory services to TFB or Glacier and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of TFB and Glacier and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated November 8, 2016 (the most recent draft made available to us); (ii) the audited financial statements for the three fiscal years ended December 31, 2015 of TFB; (iii) the unaudited quarterly financial statements for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of TFB; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Glacier; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Glacier; (vi) certain regulatory filings of TFB, Foothills Bank, Glacier and Glacier Bank, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2015, the quarter ended March 31, 2016, the semi-annual period and quarter ended June 30, 2016 and the quarter ended September 30, 2016; (vii) certain other interim reports and other communications of TFB and Glacier to their respective shareholders; and (viii) other financial information concerning the businesses and operations of TFB and Glacier that was furnished to us by TFB and Glacier or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of TFB and Glacier; (ii) the assets and liabilities of TFB and Glacier; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for TFB and Glacier with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of TFB that were prepared by, and provided to us and discussed with us by, TFB management and that were used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Glacier for 2016 through 2018, as well as assumed long-term Glacier growth rates provided to us by Glacier management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of TFB management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Glacier (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, the management of Glacier, and used and relied upon by us based on such discussions, at the direction of TFB management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of TFB and Glacier regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by or on behalf of TFB, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with TFB.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that

Keefe, Bruyette & Woods, a Stifel Company ● One Montgomery Street, Suite 3700, San Francisco, CA 94104

(415) 591-5020 ● www.kbw.com

The Board of Directors – TFB Bancorp, Inc.

November 15, 2016

was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of TFB as to the reasonableness and achievability of the financial and operating forecasts and projections of TFB (and the assumptions and bases therefor) that were prepared by, and provided to us and discussed with us by, such management and we have assumed that such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of TFB, upon Glacier management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Glacier (and the assumed Glacier long-term growth rates provided to us by such management) referred to above, as well as the estimates regarding certain pro forma financial effects of the Merger on Glacier (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) referred to above, and we have assumed that all such information was reasonably prepared on bases reflecting, or in the case of the Glacier “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Glacier management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of TFB and Glacier that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Glacier referred to above that we were directed to use, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of TFB and Glacier and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either TFB or Glacier since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for TFB and Glacier are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of TFB or Glacier, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of TFB or Glacier under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us referred to above) with no adjustments to the Merger Consideration (other than as reflected in our analyses) and no additional payments in respect

Keefe, Bruyette & Woods, a Stifel Company ● One Montgomery Street, Suite 3700, San Francisco, CA 94104

(415) 591-5020 ● www.kbw.com

The Board of Directors – TFB Bancorp, Inc.

November 15, 2016

of the TFB Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction (including the Bank Merger) and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of TFB, Glacier or the pro forma entity, or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of TFB that TFB has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to TFB, Glacier, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of TFB Common Stock of the Merger Consideration to be received by such holders in the Merger. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger (including the form of Merger Consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the Merger or any related transaction to TFB, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of TFB to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by TFB or the Board, (iii) the fairness of the amount or nature of any compensation to any of TFB’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of TFB Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of TFB (other than the holders of TFB Common Stock, solely with respect to the Merger Consideration as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Glacier or any other party to any transaction contemplated by the Agreement, (v) whether Glacier has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the Per Share Cash Consideration to the holders of TFB Common Stock at the closing of the Merger, (vi) whether TFB will have the ability to pay any special dividend to holders of TFB Common Stock in accordance with the Agreement, or the merits of any such dividend payment (including relative to any alternatives that may be available to TFB), (vii) the actual value of Glacier Common Stock to be issued in the Merger, (viii) the prices, trading range or volume at which Glacier Common Stock will trade following the public

Keefe, Bruyette & Woods, a Stifel Company ● One Montgomery Street, Suite 3700, San Francisco, CA 94104

(415) 591-5020 ● www.kbw.com

The Board of Directors – TFB Bancorp, Inc.

November 15, 2016

announcement of the Merger or the consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to TFB, Glacier, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of TFB Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of TFB Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, a Stifel Company ● One Montgomery Street, Suite 3700, San Francisco, CA 94104

(415) 591-5020 ● www.kbw.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits are listed on the accompanying “Exhibit Index.”

(b) Financial Statement Schedules. None.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

(i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on December 8, 2016.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and
Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Michael J. Blodnick and Ron J. Copher, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the 1933 Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on December 8, 2016.

Signature and Title

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and Chief Executive Officer and Director
(Principal Executive Officer)

By:	/s/ Ron J. Copher
Ron J. Copher, Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

By:	/s/ Dallas I Herron
Dallas I. Herron, Chairman of the Board and Director

By:	/s/ Randall M. Chesler
Randall M. Chesler, Director

By:	/s/ Sherry L. Cladouhos
Sherry L. Cladouhos, Director

By:	/s/ James M. English
James M. English, Director

By:	/s/ Annie M. Goodwin
Annie M. Goodwin, Director

By:	/s/ Craig A. Langel
Craig A. Langel, Director

By:	/s/ Douglas J. McBride
Douglas J. McBride, Director

By:	/s/ John W. Murdoch
John W. Murdoch, Director

By:	/s/ Mark J. Semmens
Mark J. Semmens, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2	Plan and Agreement of Merger dated as of November 15, 2016, by and among Glacier Bancorp, Inc., Glacier Bank, TFB Bancorp, Inc. and The Foothills Bank (included as Appendix A to the proxy statement/prospectus which is contained in the registration statement).

5	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C., regarding legality of securities.

8	Opinion of Garlington, Lohn & Robinson PLLP regarding certain federal income tax matters.

10.1	Form of Voting Agreement.

10.2	Form of Director Non-Competition Agreement.

23.1	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2	Consent of BKD, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3	Consent of Garlington, Lohn & Robinson PLLP (contained in its opinion filed as Exhibit 8).

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of TFB.

99.2	Consent of Keefe, Bruyette & Woods, Inc.